Filed Pursuant to Rule 424(b)(3)

Registration No. 333-204906

PROSPECTUS SUPPLEMENT NO. 4

(to prospectus dated July 23, 2015)

Shell Midstream

Partners

7,692,308 Common Units

Representing Limited Partner Interests

This prospectus supplement is being filed to update and supplement information contained in the prospectus dated July 23, 2015, covering the offer and resale of common units by the selling unitholders identified on page 10 of the prospectus, with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 12, 2015.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 12, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 11, 2015

Shell Midstream Partners, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-36710	46-5223743
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Shell Plaza 910 Louisiana Street Houston, Texas	77002
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 241-6161

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Contribution Agreement

On November 11, 2015, Shell Midstream Partners, L.P. (the “Partnership”) entered into a Contribution Agreement (the “Contribution Agreement”) with Shell Pipeline Company LP (“SPLC”) and Shell Midstream Operating LLC, (“Operating”), a wholly-owned subsidiary of the Partnership, to acquire a 100% interest in Pecten Midstream LLC (“Pecten”) for $390 million (the “Acquisition”). The Partnership expects to fund the Acquisition with a combination of proceeds from a capital markets transaction and the general partner units issued in connection with such transaction, borrowings under the Partnership’s revolving credit facilities, cash on hand, or a combination thereof. The Acquisition is expected to close on or about November 17, 2015, with an effective date of October 1, 2015, subject to customary closing conditions.

The Contribution Agreement contains customary representations, warranties and covenants of SPLC, the Partnership and Operating. SPLC, on the one hand, and the Partnership and Operating, on the other hand, have agreed to indemnify each other and their respective affiliates, officers, directors and other representatives against certain losses resulting from any breach of their representations, warranties or covenants contained in the Contribution Agreement, subject to certain limitations and survival periods.

Immediately prior to the execution of the Contribution Agreement, SPLC’s wholly-owned subsidiary, Shell Midstream LP Holdings LLC, owned 21,475,068 common units and 67,475,068 subordinated units in the Partnership, representing an aggregate 62.4% limited partner interest. SPLC also owned a 100% interest in Shell Midstream Partners GP LLC, the general partner (the “General Partner”) of the Partnership, which in turn owned 2,911,070 general partner units, representing a 2% general partner interest, and all of the incentive distribution rights in the Partnership. The terms of the Acquisition were approved by the board of directors of the General Partner (the “Board”) and by the conflicts committee of the Board, which consists entirely of independent directors. The conflicts committee engaged an independent financial advisor and legal counsel.

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Amendment to Revolving Credit Agreement

On November 11, 2015, the Partnership and Shell Treasury Center (West) Inc., an affiliate of the Partnership, amended and restated the Partnership’s 364-Day Revolving Credit Facility Agreement, dated as of June 29, 2015 (the “Credit Facility”), to increase the borrowing capacity amount to $180 million, with a five business day option to increase by an additional $200 million. In connection with the amendment and restatement of the Credit Facility, the Partnership agreed to pay an issuance fee to Shell Treasury Center (West) Inc. of approximately $0.1 million. The Credit Facility will mature on November 10, 2016. All other material terms and conditions of the agreement were unchanged.

2

The foregoing description is not complete and is qualified in its entirety by reference to the full text of the amendment and restatement to the Credit Facility, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.02	Results of Operations and Financial Condition.

On November 11, 2015, the Partnership issued a press release announcing third quarter 2015 earnings. The press release is being furnished as Exhibit 99.1 to this Current Report and is incorporated herein by reference. A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The information provided in this Item 2.02 (including the press release furnished as Exhibit 99.1) shall be deemed “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, nor shall it be incorporated by reference in any filing made by the Partnership pursuant to the Securities Act, except to the extent that such filing incorporates by reference any or all of such information by express reference thereto.

Item 7.01	Regulation FD Disclosure.

On November 11, 2015, the Partnership issued a press release announcing the entry into the Contribution Agreement. A copy of the press release is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

The information provided in this Item 7.01 (including the exhibits referenced therein) shall be deemed “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, nor shall it be incorporated by reference in any filing made by the Partnership pursuant to the Securities Act, except to the extent that such filing incorporates by reference any or all of such information by express reference thereto.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Number	Description

10.1	Contribution Agreement dated November 11, 2015 by and among Shell Pipeline Company LP, Shell Midstream Partners, L.P., and Shell Midstream Operating LLC.

10.2	Shell Midstream Partners Amended and Restated 364-Day Revolving Credit Facility Agreement, dated as of November 11, 2015, between Shell Midstream Partners, L.P., as the Borrower, and Shell Treasury Centre (West) Inc., as the Lender.

99.1	Press Release dated November 11, 2015, issued by Shell Midstream Partners, L.P.

99.2	Press Release dated November 11, 2015, issued by Shell Midstream Partners, L.P.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL MIDSTREAM PARTNERS, L.P.

By:	Shell Midstream Partners GP LLC, its general partner

By:	/s/ Lori M. Muratta
Lori M. Muratta
Vice President, General Counsel and Secretary

Date: November 12, 2015

4

INDEX TO EXHIBITS

Number	Description

10.1	Contribution Agreement dated November 11, 2015 by and among Shell Pipeline Company LP, Shell Midstream Partners, L.P., and Shell Midstream Operating LLC.

10.2	Shell Midstream Partners Amended and Restated 364-Day Revolving Credit Facility Agreement, dated as of November 11, 2015, between Shell Midstream Partners, L.P., as the Borrower, and Shell Treasury Centre (West) Inc., as the Lender.

99.1	Press Release dated November 11, 2015, issued by Shell Midstream Partners, L.P.

99.2	Press Release dated November 11, 2015, issued by Shell Midstream Partners, L.P.

5

Exhibit 10.1

CONTRIBUTION AGREEMENT

dated as of November 11, 2015

and

effective as of October 1, 2015

by and among

SHELL PIPELINE COMPANY LP,

SHELL MIDSTREAM PARTNERS, L.P.

and

SHELL MIDSTREAM OPERATING LLC

Section 9.12 Interpretation	36

Section 9.13 Headings and Disclosure Letter	36

Section 9.14 Multiple Counterparts	36

Section 9.15 Action by SHLX	36

CONTRIBUTION AGREEMENT

This Contribution Agreement (this “Agreement”) is made as of November 11, 2015 and effective as of October 1, 2015, by and among Shell Pipeline Company LP, a Delaware limited partnership (“SPLC”), Shell Midstream Partners, L.P., a Delaware limited partnership (“SHLX”) and Shell Midstream Operating LLC, a Delaware limited liability company that is wholly owned by SHLX (“Operating”).

RECITALS

WHEREAS, SPLC owns 100% of the issued and outstanding membership interests in Pecten Midstream LLC, a Delaware limited liability company (“Pecten”); and

WHEREAS, SPLC desires to contribute to SHLX or its designee, and SHLX desires to accept and acquire or to cause its designee to accept and acquire 100% of the issued and outstanding membership interests in Pecten (the “Subject Interests”) in accordance with the terms of this Agreement (the “Transaction”); and

WHEREAS, (a) the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors (the “Board of Directors”) of Shell Midstream Partners GP LLC, the general partner of SHLX (the “General Partner”), has previously (i) received an opinion of Evercore Group L.L.C., the financial advisor to the Conflicts Committee (the “Financial Advisor”), that the consideration to be distributed by SHLX pursuant to the Transaction is fair, from a financial point of view, to SHLX and its unitholders, other than the General Partner, Shell Midstream LP Holdings LLC and their respective affiliates and (ii) based on the belief of the members of the Conflicts Committee that the consummation of the Transaction on the terms and conditions set forth in this Agreement would be not adverse to the best interests of the Partnership Group (as defined in the First Amended and Restated Agreement of Limited Partnership of SHLX dated as of November 3, 2014 (the “Partnership Agreement”)), unanimously approved the Transaction, such approval constituted “Special Approval” for purposes of the Partnership Agreement, and unanimously recommended that the Board of Directors approve the Transaction and (b) subsequently, the Board of Directors has approved the Transaction.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

The respective terms defined in this Section 1.1 shall, when used in this Agreement, have the respective meanings specified herein, with each such definition equally applicable to both singular and plural forms of the terms so defined:

“Affiliate,” means, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with such Person; provided that such term when used (a) with respect to SPLC, means any other Person that directly or indirectly Controls, is Controlled by or is under common Control with SPLC, excluding SHLX, the General Partner, Operating and its subsidiaries and equity interests and (b) with respect to SHLX, the term “Affiliate” shall mean only the General Partner and Operating. No Person shall be deemed an Affiliate of any Person solely by reason of the exercise or existence of rights, interests or remedies under this Agreement.

“Agreement” has the meaning ascribed to such term in the preamble.

“Applicable Law” has the meaning ascribed to such term in Section 3.3(a).

“Assets” means all of the assets owned as of the Closing Date by Pecten, including the Auger Pipeline System and the Lockport Terminal.

“Assignment Agreement” means the Assignment Agreement between SPLC, Shell Pipeline GP LLC, Shell Midstream LP Holdings LLC, the General Partner, SHLX and Operating dated as of the Closing Date.

“Auger Pipeline System” means the 174-mile pipeline that transports medium sour crude oil and is connected to the Ship Shoal 22-inch sour crude pipeline, which runs to Gibson Terminal and the associated 20-inch pipeline, which runs to St. James Terminal, and all appurtenant facilities and equipment.

“Board of Directors” has the meaning ascribed to such term in the recitals.

“Business Day” means any day except a Saturday, a Sunday and any day in which in Houston, Texas, United States shall be a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close.

“Cash Consideration” has the meaning ascribed to such term in Section 2.2.

“Ceiling Amount” has the meaning ascribed to such term in Section 8.7(a).

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act.

“Closing” has the meaning ascribed to such term in Section 2.3(a).

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Units” means common units representing limited partner interests in SHLX.

“Conflicts Committee” has the meaning ascribed to such term in the recitals.

“Consideration” means Three Hundred Ninety Million Dollars ($390,000,000).

“Control” and its derivatives mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Damages” means any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including court costs and reasonable attorneys’ and expert’s fees) of any and every kind or character, known or unknown, fixed or contingent.

“Deductible Amount” has the meaning ascribed to such term in Section 8.7(a).

“Delaware LLC Act” means the Delaware Limited Liability Company Act, as amended.

“Direct Claim” has the meaning ascribed to such term in Section 8.6.

“Disclosure Letter” has the meaning ascribed to such term in Article III.

“Dispute” has the meaning ascribed to such term in Section 9.5(a).

“Effective Time” means 12:01 a.m., Central Standard Time, on October 1, 2015.

“Environmental Laws” means, without limitation, the following laws, each as amended or enacted from time to time: (a) the Resource Conservation and Recovery Act; (b) the Clean Air Act; (c) CERCLA; (d) the Federal Water Pollution Control Act; (e) the Safe Drinking Water Act; (f) the Toxic Substances Control Act; (g) the Emergency Planning and Community Right-to-Know Act; (h) the National Environmental Policy Act; (i) the Pollution Prevention Act of 1990; (j) the Oil Pollution Act of 1990; (k) the Hazardous Materials Transportation Act; (l) the Federal Insecticide, Fungicide and Rodenticide Act; (m) all laws, statutes, rules, regulations, orders, judgments, decrees promulgated or issued with respect to the foregoing Environmental Laws by Governmental Authorities with jurisdiction in the premises; and (n) any other federal, state or local statutes, laws, common laws, ordinances, rules, regulations, orders, codes, decisions, injunctions or decrees that regulate or otherwise pertain to the protection of the environment, including, but not limited to, the management, control, discharge, emission, exposure, treatment, containment, handling, removal, use, generation, permitting, migration, storage, release, transportation, disposal, remediation, manufacture, processing or distribution of Hazardous Materials that are or may present a threat to human health or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“FERC” has the meaning ascribed to such term in Section 3.18.

“Financial Advisor” has the meaning ascribed to such term in the recitals.

“GAAP” means generally accepted accounting principles in the United States of America.

“General Partner” has the meaning ascribed to such term in the recitals.

“General Partner Subject Interests” has the meaning ascribed to such term in Section 2.1(a).

“General Partner Unit Quantity” means that number of General Partner Units that, when added to the number of General Partner Units owned by the General Partner immediately prior to Closing of the Transaction, causes the percentage interest of the General Partner to be 2%, after taking into account as outstanding the Common Units issued, or to be issued, pursuant to the Offering (excluding Common Units that are or may be issued upon exercise of the over-allotment option granted by SHLX to the underwriters in connection with the Offering, except to the extent such Common Units are issued on the Closing Date).

“General Partner Unit Value” means a dollar amount equal to (a) the General Partner Unit Quantity multiplied by (b) the price at which the Common Units are sold to the public in the Offering.

“General Partner Units” means general partner units representing general partner interests in SHLX.

“Governmental Authority” means any federal, state, municipal or other government, governmental court, department, commission, board, bureau, agency or instrumentality, whether foreign or domestic.

“Hazardous Materials” means (a) any substance, whether solid, liquid or gaseous, that (i) is listed, defined or regulated as a “hazardous material,” “hazardous waste,” “solid waste,” “hazardous substance,” “toxic substance,” “pollutant” or “contaminant,” or words of similar meaning or import found in any applicable Environmental Law or (ii) is or contains asbestos, polychlorinated biphenyls, radon, urea formaldehyde foam insulation, explosives, or radioactive materials; (b) any petroleum, petroleum hydrocarbons, petroleum substances, petroleum or petrochemical products, refined petroleum products, natural gas, crude oil and any components, fractions, or derivatives thereof, any oil or gas exploration or production waste, and any natural gas, synthetic gas and any mixtures thereof; (c) naturally occurring radioactive material, radioactive material, waste and pollutants, radiation, radionuclides and their progeny, or nuclear waste including used nuclear fuel; or (d) any substance, whether solid, liquid or gaseous, that causes or poses a threat to cause contamination or nuisance on any properties, or any adjacent property or a hazard to the environment or to the health or safety of persons on or about any properties.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness for Borrowed Money” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services or any other similar obligation upon which interest charges are customarily paid (excluding trade accounts payable incurred in the ordinary course of business), (e) all Indebtedness for Borrowed Money of others secured by (or for which the holder of such Indebtedness for Borrowed Money has an existing right, contingent or otherwise, to be secured by) any encumbrance on property owned or acquired by such Person, whether or not the Indebtedness for Borrowed Money secured thereby has been assumed, (f) all assurances by such Person of Indebtedness for Borrowed Money of others, (g) all capital lease obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances.

“Intellectual Property” means all intellectual or industrial property and rights therein, however denominated, throughout the world, whether or not registered, including all patent applications, patents, trademarks, service marks, trade styles or dress, mask works, copyrights (including copyrights in computer programs, software, computer code, documentation, drawings, specifications and data), works of authorship, moral rights of authorship, rights in designs, trade secrets, technology, inventions, invention disclosures, discoveries, improvements, know-how, proprietary rights, formulae, processes, methods, technical and business information, and confidential and proprietary information, and all other intellectual and industrial property rights, whether or not subject to statutory registration or protection and, with respect to each of the foregoing, all registrations and applications for registration, renewals, extensions, continuations, reexaminations, reissues, divisionals, improvements, modifications, derivative works, goodwill, and common law rights, and causes of action relating to any of the foregoing.

“Interstate Commerce Act” means the version of the Interstate Commerce Act under which FERC regulates oil pipelines, 49 U.S.C. app. §§ 1, et seq. (1988), and the regulations promulgated by the FERC thereunder.

“Knowledge,” as used in this Agreement with respect to a party hereof, means the actual knowledge of that party’s designated personnel after due inquiry. The designated personnel for SPLC and SHLX are set forth on Appendix A.

“Lien” means any mortgage, deed of trust, lien, security interest, pledge, conditional sales contract, charge or encumbrance.

“Lockport Storm Water Project” means the storm water project at the Lockport Terminal, which will improve the existing drainage system at the Lockport Terminal to eliminate the crossing of storm water between the Lockport Terminal and the Chevron Refinery properties. This project will create a stand-along internal storm water drainage system at the Lockport Terminal, independent from the Chevron Refinery properties.

“Lockport Tank Repair Project” means the API 653 inspection and tank repair project of tank 19624 located at the Lockport Terminal, which will cover the installation of a new welded steel bottom, a new thick film internal liner, and a new internal floating roof seal.

“Lockport Terminal” means the approximately 128-acre terminal facility located in Lockport, Illinois that is held by Pecten and which, as of the Closing Date, has 16 tanks with a nominal capacity of approximately 2.0 million barrels of crude oil.

“Material Contract” has the meaning ascribed to such term in Section 3.11(a).

“Minimum Claim Amount” has the meaning ascribed to such term in Section 8.7(a).

“New General Partner Units” has the meaning ascribed to such term in Section 2.2.

“Notice” has the meaning ascribed to such term in Section 9.4.

“Offering” means a firm commitment underwritten public offering of Common Units registered under the Securities Act of 1933, as amended, effected by SHLX contemporaneously with or immediately prior to Closing.

“Omnibus Agreement” means that certain Omnibus Agreement between SPLC, SHLX, the General Partner, Operating and Shell Oil Company, dated as of November 3, 2014.

“Operating” has the meaning ascribed to such term in the preamble.

“Operating Agreement” means the Operating and Administrative Management Agreement between Shell Pipeline Company LP and Pecten Midstream LLC, dated and made effective on October 1, 2015.

“OCSLA” has the meaning ascribed to such term in Section 3.18.

“Partnership Agreement” has the meaning ascribed to such term in the recitals.

“Pecten” has the meaning ascribed to such term in the recitals.

“Pecten Financial Statements” has the meaning ascribed to such term in Section 3.5(a).

“Pecten LLC Agreement” means the Limited Liability Company Agreement of Pecten Midstream LLC, effective as of October 1, 2015.

“Pecten Permits” has the meaning ascribed to such term in Section 3.10(a).

“Permitted Liens” means all: (a) mechanics’, materialmen’s, repairmen’s, employees’ contractors’ operators’, carriers’, workmen’s or other like Liens or charges arising by operation of law, in the ordinary course of business or incident to the construction or improvement of any of the Assets, in each case, for amounts not yet delinquent (including any amounts being withheld as provided by law); (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (c) immaterial defects and irregularities in title, encumbrances, exceptions and other matters that, singularly or in the aggregate, will not materially interfere with the ownership, use, value, operation or maintenance of the Assets to which they pertain or SPLC’s ability to perform its obligations hereunder with respect thereto; (d) Liens for Taxes that are not yet due and payable; (e) pipeline, utility and similar easements and other rights in respect of surface operations; (f) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the Assets; (g) all rights to consent, by required notices to, filings with, or other actions by Governmental Authorities or third parties in connection with the sale or conveyance of easements, rights of way, licenses, facilities or interests therein if they are customarily obtained subsequent to the sale or conveyance; and (h) all Liens and interests described on Section 1.1 of the Disclosure Letter.

“Person” means an individual or entity, including any partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity.

“Rules” has the meaning ascribed to such term in Section 9.5(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SHLX” has the meaning ascribed to such term in the preamble.

“SHLX Closing Certificate” has the meaning ascribed to such term in Section 7.2(a).

“SHLX Indemnified Parties” has the meaning ascribed to such term in Section 8.1.

“SHLX Lockport Storm Water Project Costs and Expenses” means the amount of direct, out-of-pocket costs and expenses incurred by Pecten from and after the Effective Time for the execution of the Lockport Storm Water Project. Notwithstanding the foregoing, the term “SHLX Lockport Storm Water Project Costs and Expenses” shall exclude consequential damages and business interruption losses; provided that such exclusion shall in no way limit any of SHLX’s rights to pursuant to Section 8.7(c).

“SHLX Lockport Tank Repair Project Costs and Expenses” means the amount of direct, out-of-pocket costs and expenses incurred by Pecten from and after the Effective Time for the execution of the Lockport Tank Repair Project. Notwithstanding the foregoing, the term “SHLX Lockport Tank Repair Project Costs and Expenses” shall exclude consequential damages and business interruption losses; provided that such exclusion shall in no way limit any of SHLX’s rights to pursuant to Section 8.7(c).

“SHLX Material Adverse Effect” means a material adverse effect on or a material adverse change in the ability of SHLX to perform its obligations under this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

“SPLC” has the meaning ascribed to such term in the preamble.

“SPLC Closing Certificate” has the meaning ascribed to such term in Section 7.1(a).

“SPLC Indemnified Parties” has the meaning ascribed to such term in Section 8.2.

“SPLC Material Adverse Effect” means a material adverse effect on or a material adverse change in (a) the value of the Assets, or the business, operations or financial condition of Pecten, taken as a whole, other than any effect or change (i) that impacts the offshore crude oil transportation or onshore crude storage industry generally (including any change in the prices of crude oil or other hydrocarbon products, industry margins or any regulatory changes or changes in Applicable Law or GAAP), (ii) in United States or global political or economic conditions or financial markets in general, or (iii) resulting from the announcement of the transactions contemplated by this Agreement and the taking of any actions contemplated by this Agreement, provided, that in the case of clauses (i) and (ii), the impact on the Assets or the business, operations or financial condition of Pecten is not materially disproportionate to the impact on similarly situated assets or businesses in the offshore crude oil transportation or onshore crude storage industry, or (b) the ability of SPLC to perform its obligations under this Agreement and the other Transaction Documents to which SPLC is a party or to consummate the transactions contemplated hereby or thereby.

“Subject Interests” has the meaning ascribed to such term in the recitals.

“Tax” means any and all U.S. federal, state, local or foreign net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, capital stock, profits, margin, license, license fee, environmental, customs duty, unclaimed property or escheat payments, alternative fuels, mercantile, lease, service, withholding, payroll, employment, unemployment, social security, disability, excise, severance, registration, stamp, occupation, premium, property (real or personal), windfall profits, fuel, value added, alternative or add on minimum, estimated or other similar taxes, duties, levies, customs, tariffs, imposts or assessments (including public utility commission property tax assessments) imposed by any Governmental Authority, together with any interest, penalties or additions thereto payable to any Governmental Authority in respect thereof or any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person.

“Tax Return” means any return, declaration, report, statement, election, claim for refund or other written document, together with all attachments, amendments and supplements thereto, filed with or provided to, or required to be filed with or provided to, a Governmental Authority in respect of Taxes.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Transaction” means (a) the contribution and transfer of the Subject Interests and (b) the distribution of the Consideration.

“Transaction Documents” means this Agreement, the Assignment Agreement and any other documents of conveyance or other related documents contemplated to be entered into in connection with this Agreement and the transactions contemplated hereby with respect to which SPLC and SHLX or Operating are parties. For the avoidance of doubt, “Transaction Documents” shall not include any documents entered into in connection with the contribution and transfer of the Assets to Pecten from SPLC and Equilon Enterprises LLC (d/b/a Shell Oil Products US).

“Transfer Tax” has the meaning ascribed to such term in Section 6.3.

“Tribunal” has the meaning ascribed to such term in Section 9.5(b).

Section 1.2 Construction.

In constructing this Agreement: (a) the word “includes” and its derivatives means “includes, without limitation” and corresponding derivative expressions; (b) the currency amounts referred to herein, unless otherwise specified, are in United States dollars; (c) whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified; (d) unless otherwise specified, all references in this Agreement to “Article,” “Section,” “Disclosure Letter,” “Exhibit,” “preamble” or “recitals” shall be references to an Article, Section, Disclosure Letter, Exhibit, preamble or recitals hereto; and (e) whenever the context requires, the words used in this Agreement shall include the masculine, feminine and neuter and singular and the plural.

ARTICLE II

CONVEYANCE AND CLOSING

Section 2.1 Conveyance.

Upon the terms and subject to the conditions set forth in this Agreement and in the other Transaction Documents at the Closing:

(a) SPLC shall contribute, transfer, assign, and convey (i) a percentage of the Subject Interests equal to the quotient of the General Partner Unit Value divided by the Consideration (the “General Partner Subject Interests”) to the General Partner and (ii) the remaining Subject Interests to Operating;

(b) SPLC shall cause the General Partner to contribute, transfer, assign, and convey the General Partner Subject Interests to Operating; and

(c) Operating, in its capacity as designee of SHLX, shall accept and acquire all of the Subject Interests from SPLC and the General Partner,

in each case free and clear of all Liens (other than restrictions under applicable federal and state securities laws).

Section 2.2 Consideration.

The aggregate amount of consideration for the Subject Interests to be distributed by SHLX shall be the Consideration, which shall consist of (i) a cash distribution to SPLC equal to the Consideration minus the General Partner Unit Value (the “Cash Consideration”) and (ii) an issuance of a number of General Partner Units equal to the General Partner Unit Quantity (the “New General Partner Units”) to the General Partner.

Section 2.3 Closing.

(a) The closing of the Transaction (the “Closing”) shall take place as provided in this Section 2.3, but the Transaction, including the transfer to SHLX of the risk of loss and reward relating to the Subject Interests and the underlying Assets, shall be effective as of the Effective Time. The Closing will be held at the offices of SPLC at 910 Louisiana Street, Houston, Texas 77002 on November 17, 2015, commencing at 9:00 a.m., Houston time, or such other place, date and time as may be mutually agreed upon by the parties hereto.

(b) At the Closing, SHLX or its designee shall deliver, or cause to be delivered, the following:

(i)	to SPLC or its designee(s), the Cash Consideration by wire transfer in immediately available funds;

(ii)	to SPLC, the Assignment Agreement duly executed by SHLX and the General Partner;

(iii)	to the General Partner, the New General Partner Units issued in book-entry form;

(iv)	to SPLC, a certificate of good standing of recent date of SHLX;

(v)	to SPLC, the SHLX Closing Certificate; and

(vi)	such other certificates, instruments of conveyance and documents as may be reasonably requested by SPLC at least two (2) Business Days prior to the Closing Date to carry out the intent and purposes of this Agreement.

(c) At the Closing, Operating or its designee shall deliver, or cause to be delivered, the following:

(i)	to SPLC, the Assignment Agreement duly executed by Operating; and

(ii)	a duly executed counterpart to an amendment to the Pecten LLC Agreement, which shall include an updated Exhibit reflecting the transfer of the Subject Interests pursuant to this Agreement.

(d) At the Closing, SPLC or its designee shall deliver, or cause to be delivered, to SHLX and Operating, the following:

(i)	the Assignment Agreement duly executed by SPLC and any of its Affiliates party thereto;

(ii)	a certificate of good standing of recent date of each of SPLC and Pecten;

(iii)	foreign qualification certificates of recent date of Pecten;

(iv)	the SPLC Closing Certificate; and

(v)	such other certificates, instruments of conveyance and documents as may be reasonably requested by SHLX at least two (2) Business Days prior to the Closing Date to carry out the intent and purposes of this Agreement.

Section 2.4 Purchase Price Adjustment.

(a) The parties agree that (i) SHLX intends to cause SPLC, as “Operator” under the Operating Agreement, to undertake the Lockport Storm Water Project and (ii) SPLC shall pay to SHLX an amount equal to any SHLX Lockport Storm Water Project Costs and Expenses within 30 days after SHLX provides notice in writing to SPLC specifying the nature of and specific basis for such SHLX Lockport Storm Water Project Costs and Expenses.

(b) The parties agree that (i) SHLX intends to cause SPLC, as “Operator” under the Operating Agreement, to undertake the Lockport Tank Repair Project and (ii) SPLC shall pay to SHLX an amount equal to any SHLX Lockport Tank Repair Project Costs and Expenses within 30 days after SHLX provides notice in writing to SPLC specifying the nature of and specific basis for such SHLX Lockport Tank Repair Project Costs and Expenses.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SPLC

SPLC hereby represents and warrants to SHLX that, except as disclosed in the disclosure letter delivered to SHLX on the date of this Agreement (“Disclosure Letter”) (it being understood that any information set forth on any section of the Disclosure Letter shall be deemed to apply to and qualify all sections or subsections of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other sections or subsections):

Section 3.1 Organization.

(a) SPLC is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited partnership power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Pecten is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Pecten is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a SPLC Material Adverse Effect. SPLC has made available to SHLX true and complete copies of the organizational documents of Pecten as in effect as of the date of this Agreement.

Section 3.2 Authority and Approval.

(a) SPLC has full limited partnership power and authority to execute and deliver this Agreement and the other Transaction Documents to which SPLC is a party, to consummate the transactions contemplated hereby and thereby and to perform all of the obligations hereof and thereof to be performed by it. The execution and delivery by SPLC of this Agreement and the other Transaction Documents to which SPLC is a party, the consummation of the transactions contemplated hereby and thereby and the performance of all of the obligations hereof and thereof to be performed by SPLC have been duly authorized and approved by all requisite limited partnership action on the part of SPLC.

(b) This Agreement has been duly executed and delivered by SPLC and constitutes the valid and legally binding obligation of SPLC, enforceable against it in accordance with its terms and, upon the execution of the other Transaction Documents to which SPLC is a party, such other Transaction Documents will be duly executed and delivered by or on behalf of SPLC and constitute the valid and legally binding obligation of SPLC, enforceable against SPLC in accordance with their terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.3 No Conflict; Consents.

Except as set forth on Section 3.3 of the Disclosure Letter:

(a) The execution, delivery and performance of this Agreement and the other Transaction Documents to which SPLC is a party by SPLC does not, and the fulfillment and compliance with the terms and conditions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not, (i) violate, conflict with, result in any breach of, or require the consent of any Person under, any of the terms, conditions or provisions of the certificate of formation or limited partnership agreement or other organizational documents of SPLC or Pecten; (ii) conflict with or violate any provision of any law or administrative rule or regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to SPLC or Pecten (“Applicable Law”); (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, mortgage, agreement, contract, commitment, right of way, license, concession, permit, lease, joint venture or other instrument to which SPLC or Pecten is a party or by which either of them or any of the Assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the Assets or on the Subject Interests under any such indenture, mortgage, agreement, contract, commitment, right of way, license, concession, permit, lease, joint venture or other instrument, except in the case of clauses (ii), (iii) and (iv) for those items which, individually or in the aggregate, would not reasonably be expected to have a SPLC Material Adverse Effect or result in any material liability or obligation of SHLX or Operating (other than any liability or obligation hereunder); and

(b) No consent, approval, license, permit, order or authorization of any Governmental Authority or other Person is required to be obtained or made by SPLC or Pecten with respect to the Subject Interests or the Assets in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents to which SPLC or Pecten is a party or the consummation of the transactions contemplated hereby or thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired or (ii) for those which individually or in the aggregate would not reasonably be expected to have a SPLC Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

Section 3.4 Capitalization; Title to Subject Interests.

(a) SPLC owns, beneficially and of record, the Subject Interests and will convey good title, free and clear of all Liens, to the Subject Interests to SHLX or its designee. Except (i) as expressly provided for in the Pecten LLC Agreement, (ii) for the contribution of the Subject Interests contemplated by this Agreement; and (iii) for restrictions under applicable federal and state securities laws, the Subject Interests are not subject to any agreements or understandings with respect to their voting or transfer, stockholders agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy arrangement. The Subject Interests have been duly authorized and are validly issued and fully paid and nonassessable (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Delaware LLC Act).

(b) There are (i) no authorized or outstanding subscriptions, warrants, options, convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire from Pecten any equity interests of or in Pecten, (ii) no commitments on the part of Pecten to issue membership interests, shares, subscriptions, warrants, options, convertible securities or other similar rights, and (iii) no equity securities of Pecten reserved for issuance for any such purpose. Pecten has no obligation (contingent or other) to purchase, redeem or otherwise acquire any of its equity securities or interests. Except as expressly provided in the Pecten LLC Agreement and in this Agreement, there is no voting trust or agreement, stockholders agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy relating to any equity securities of Pecten. Pecten owns no equity interests in any other Person.

Section 3.5 Financial Information; Undisclosed Liabilities.

(a) SPLC has provided to SHLX a true and complete copy of the audited financial statements as of December 31, 2014 of Pecten on a consolidated basis (the “Pecten Financial Statements”). The Pecten Financial Statements present fairly in all material respects the financial position of Pecten as of the date thereof. There are no material off balance sheet arrangements of Pecten. The Pecten Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods presented.

(b) Except as set forth on Section 3.5(b) of the Disclosure Letter, there are no liabilities or obligations of Pecten of any nature (whether known or unknown and whether accrued, absolute, contingent or otherwise) and there are no facts or circumstances that would reasonably be expected to result in any such liabilities or obligations, whether arising in the context of federal, state or local judicial, regulatory, administrative or permitting agency proceedings, other than (i) liabilities or obligations reflected or reserved against in the Pecten Financial Statements, (ii) current liabilities incurred in the ordinary course of business since December 31, 2014, and (iii) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that are not material.

Section 3.6 Title to Pecten Properties; Condition of Assets.

(a) Pecten has (i) good and marketable fee simple title to the owned real property used or held for use by Pecten for use, ownership, and operation of the Assets in the same manner that they were used, owned, and operated by SPLC immediately prior to the Effective Time, free and clear of any Liens (other than Permitted Liens or as set forth on Section 3.6(a) of the Disclosure Letter), (ii) a valid, binding and enforceable leasehold interest in each of the leased properties used or held for use by Pecten for use, ownership, and operation of the Assets in the same manner that they were used, owned, and operated by SPLC immediately prior to the Effective Time, free and clear of any Liens (other than Permitted Liens or as set forth on Section 3.6(a) of the Disclosure Letter), and (iii) valid, binding, and enforceable rights of way necessary or required for the ownership and operation of the Assets in the same manner that they were used, owned, and operated by SPLC immediately prior to the Effective Time, free and clear of any Liens (other than Permitted Liens or as set forth on Section 3.6(a) of the Disclosure Letter).

(b) Except as set forth on Section 3.6(b) of the Disclosure Letter:

(i) the Assets are (x) in good operating condition and repair (normal wear and tear excepted), (y) free from any material defects (other than Permitted Liens) and (z) suitable for the purposes for which they are currently used;

(ii) none of the Assets is in need of maintenance or repairs except for ordinary, routine maintenance and except for regularly scheduled overhauls from time to time; and

(iii) Pecten has good and valid title to the Assets (including the Auger Pipeline System and the Lockport Terminal but excluding the real property interests that are the subject of Section 3.6(a)), free and clear of Liens (other than Permitted Liens).

Section 3.7 Litigation; Laws and Regulations.

Except as set forth on Section 3.7 of the Disclosure Letter:

(a) there are no (i) civil, criminal or administrative actions, suits, claims, hearings, arbitrations or proceedings pending or, to SPLC’s Knowledge, threatened against Pecten, (ii) judgments, orders, decrees or injunctions of any Governmental Authority, whether at law or in equity, against Pecten or (iii) pending or, to SPLC’s Knowledge, threatened investigations by any Governmental Authority against Pecten, except in each case, for those items that would not, individually or in the aggregate, reasonably be expected to have a SPLC Material Adverse Effect.

(b) Pecten is not in violation of or in default under any Applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a SPLC Material Adverse Effect.

Section 3.8 No Adverse Changes.

Except as set forth on Section 3.8 of the Disclosure Letter:

(a) there has not been a SPLC Material Adverse Effect; and

(b) there has not been any damage, destruction or loss to any material portion of the Assets, whether or not covered by insurance, in excess of One Million Dollars ($1,000,000).

Section 3.9 Taxes.

(a) Except as would not reasonably be expected to have a SPLC Material Adverse Effect, (i) all Tax Returns required to be filed by or with respect to Pecten, the Assets or the operations of Pecten have been filed on a timely basis (taking into account all extensions of due dates); (ii) all Taxes owed by Pecten, or any of its Affiliates with respect to Pecten, the Assets or the operations of Pecten, as applicable, which are or have become due, have been timely paid, other than Taxes the amount or validity of which is being contested in good faith by appropriate proceedings for which an adequate reserve has been established therefor; (iii) there are no Liens on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Tax on Pecten or the Assets other than Liens for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings for which an adequate reserve has been established therefor; and (iv) there is no pending action, proceeding or investigation for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to Pecten, the Assets or the operations of Pecten.

(b) Effective as of July 15, 2015, Pecten has been treated as disregarded as an entity separate from SPLC for U.S. federal income tax purposes.

Section 3.10 Licenses; Permits.

Except as set forth on Section 3.10 of the Disclosure Letter:

(a) Pecten has all licenses, permits, certificates and authorizations issued or granted or waived by Governmental Authorities that are necessary for the conduct of its business as now being conducted (collectively, “Pecten Permits”), except, in each case, for such items for which the failure to obtain or have waived would not result in a SPLC Material Adverse Effect.

(b) All Pecten Permits are validly held by Pecten or its operator and are in full force and effect, except as would not reasonably be expected to have a SPLC Material Adverse Effect.

(c) Pecten has complied with all terms and conditions of the Pecten Permits, except as would not reasonably be expected to have a SPLC Material Adverse Effect.

(d) There is no outstanding written notice, nor, to the Knowledge of SPLC, any other notice of revocation, cancellation or termination of any Pecten Permit, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a SPLC Material Adverse Effect.

(e) No proceeding is pending or, to the Knowledge of SPLC, threatened with respect to any alleged failure by Pecten to have any material Pecten Permit necessary for the operation of any of the Assets or the conduct of Pecten’s business.

Section 3.11 Material Contracts.

(a) Section 3.11(a) of the Disclosure Letter contains a true and complete listing of the following contracts and other agreements to which Pecten as of the date of this Agreement is a party or to which the Assets are subject (each such contract or agreement, along with all amendments and supplements thereto, being referred to herein as a “Material Contract”):

(i) contracts, agreements and instruments representing Indebtedness for Borrowed Money and all guarantees thereof;

(ii) contracts containing covenants limiting the freedom of Pecten to engage in any line of business or compete with any Person or operate at any location;

(iii) price swaps, hedges, futures or similar instruments;

(iv) contracts to which Pecten, on the one hand, and an Affiliate of Pecten, on the other hand, is a party or is otherwise bound;

(v) contracts containing any preferential rights to purchase or similar rights relating to any Assets;

(vi) joint venture or partnership agreements, including any agreement or commitment to make any loan or capital contribution to any joint venture or partnership;

(vii) contracts relating to the acquisition or disposition by Pecten of any business (whether by acquisition or disposition of equity interests or assets) pursuant to which Pecten has or will have any remaining material obligation or liability or benefit;

(viii) contracts or agreements which, individually, require or entitle Pecten to make or receive payments of at least Five Hundred Thousand Dollars ($500,000) annually, provided that the calculation of the aggregate payments for any such agreement or contract shall not include payments attributable to any renewal periods or extensions for which Pecten may exercise a renewal or extension option in its sole discretion;

(ix) contracts relating to the storage, transportation, treating, sale, or purchase of hydrocarbons, or the provision of services related thereto; and

(x) licenses relating to Intellectual Property (whether as licensee or licensor) other than licenses with respect to software used or accessed by Pecten under a “shrink wrap,” “click wrap,” or “off the shelf” software license that is generally commercially available on standard terms.

(b) Subject to regulatory requirements of which SHLX has been informed, SPLC has made available to SHLX a correct and complete copy of each Material Contract listed on Section 3.11(a) of the Disclosure Letter.

(c) Except as would not reasonably be expected to result in a SPLC Material Adverse Effect or as disclosed on Section 3.11(c) of the Disclosure Letter: (i) each Material Contract is legal, valid and binding on and enforceable against Pecten and, to the Knowledge of SPLC, each other party to such Material Contract, and in full force and effect; (ii) each Material Contract will continue to be legal, valid and binding on and enforceable against Pecten and, to the Knowledge of SPLC, each other party to such Material Contract, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) Pecten is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by Pecten, or permit termination, modification or acceleration, under any Material Contract; and (iv) to SPLC’s Knowledge, no other party to any Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration, under any Material Contract other than in accordance with its terms, nor has any other party repudiated any provision of any Material Contract.

Section 3.12 Employees.

Pecten does not have, and has not had, any employees nor has it maintained or contributed to, and is not subject to any liability in respect of, any employee benefit or welfare plan of any nature, including plans subject to ERISA.

Section 3.13 Transactions with Affiliates.

Except as otherwise contemplated in this Agreement, Pecten is not and was not as of the Effective Time, a party to any agreement, contract or arrangement with any of its Affiliates, other than those disclosed on Section 3.11(a) of the Disclosure Letter.

Section 3.14 Insurance.

Section 3.14 of the Disclosure Letter sets forth a list of the material insurance policies that Pecten holds or SPLC holds with respect to Pecten, the Subject Interests or the Assets, whether Pecten or SPLC is the beneficiary. Such policies are in full force and effect, and all premiums due and payable under such policies have been paid, Pecten has received no written notice of any pending or threatened termination of, or indication of an intention not to renew, such policies.

Section 3.15 Intellectual Property Rights.

Pecten owns or has the right to use all Intellectual Property necessary for or used in the conduct of its business as currently conducted by it, and, to SPLC’s Knowledge, its products and services do not infringe upon, misappropriate or otherwise violate any Intellectual Property of any third party. All Intellectual Property owned by Pecten if any, is free and clear of any Liens (other than Permitted Liens). Neither the execution and delivery of this Agreement or the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, a breach or termination of, or cancellation or reduction in, rights of Pecten under any contract providing for the license of any Intellectual Property to Pecten, except for any such terminations, cancellations or reductions that, individually or in the aggregate, would not have a SPLC Material Adverse Effect. There is no Intellectual Property-related action, suit, proceeding, hearing, investigation, notice or complaint pending or, to SPLC’s Knowledge, threatened by any third party before any court or tribunal (including, without limitation, the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to Pecten or its operations, nor has any claim or demand been made by any third party that alleges any infringement, misappropriation or violation of any Intellectual Property of any third party, or unfair competition or trade practices by Pecten. Except as would not result in a SPLC Material Adverse Effect, Pecten has taken reasonable measures to protect the confidentiality of all material trade secrets.

Section 3.16 Brokerage Arrangements.

SPLC has not entered (directly or indirectly) into any agreement with any Person that would obligate SPLC or any of its Affiliates or Pecten, to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.

Section 3.17 Books and Records.

Accurate copies of all books of account, minute books and stock or other equity record books of Pecten and all books and records maintained by, or made available to, SPLC with respect to the Assets and the Subject Interests have been made available for inspection to SHLX.

Section 3.18 Regulatory Matters.

Since October 1, 2014, Pecten and the Auger Pipeline System have not been subject to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (“FERC”) under the Interstate Commerce Act. No approval or consent by any federal or state regulatory authority is required in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except to the extent that any failure to obtain such approval, either individually or in the aggregate, would not reasonably be expected to have a SPLC Material Adverse Effect. Since October 1, 2014 through the Effective Time, the Auger Pipeline System was operated by SPLC in compliance with the nondiscriminatory open access transportation requirements under the Outer Continental Shelf Lands Act, as amended (“OCSLA”). Since the Effective Time, Pecten or SPLC, on behalf of Pecten as “Operator” under the Operating Agreement, has operated the Auger Pipeline System in compliance with the nondiscriminatory open access transportation requirements under the OCSLA.

Section 3.19 Management Projections and Budget.

The projections and budgets regarding Pecten identified on Section 3.19 of the Disclosure Letter, which were provided to SHLX (including those provided to the Financial Advisor) by SPLC and its Affiliates as part of SHLX’s review in connection with this Agreement, were prepared based upon assumptions that SPLC’s management believed to be reasonable as of the dates thereof and were consistent with SPLC’s management’s reasonable expectations at the time they were prepared.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SHLX AND OPERATING

SHLX and Operating hereby jointly and severally represent and warrant to SPLC as follows:

Section 4.1 Organization and Existence.

(a) SHLX is a limited partnership duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited partnership power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Operating is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

Section 4.2 Authority and Approval.

(a) Each of SHLX and Operating has full limited partnership power and authority or full limited liability company power and authority, as applicable, to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the obligations hereof to be performed by it. The execution and delivery of this Agreement and the other Transaction Documents to which SHLX or Operating is a party, the consummation of the transactions contemplated hereby and thereby and the performance of all of the obligations hereof and thereof to be performed by SHLX and Operating have been duly authorized and approved by all requisite limited partnership or limited liability company action of SHLX and Operating, as applicable.

(b) This Agreement has been duly executed and delivered by or on behalf of SHLX and Operating, and constitutes the valid and legally binding obligation of SHLX and Operating, enforceable against SHLX and Operating in accordance with its terms and, upon the execution of the other Transaction Documents to which SHLX or Operating is a party, such other Transaction Documents will be duly executed and delivered by or on behalf of SHLX and Operating and constitute the valid and legally binding obligation of SHLX and Operating, enforceable against SHLX and Operating in accordance with their terms, except in each case as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 4.3 Validly Issued General Partner Units.

Upon issuance in connection with the Closing, the New General Partner Units will be validly issued, fully paid (to the extent required under the Partnership Agreement) and free of any preemptive or similar rights.

Section 4.4 No Conflict; Consents.

(a) The execution, delivery and performance of this Agreement and the other Transaction Documents to which SHLX or Operating is a party by SHLX and Operating does not, and the fulfillment and compliance with the terms and conditions hereof and thereof and the consummation of the transactions contemplated hereby and thereby will not, (i) violate, conflict with, result in any breach of, or require the consent of any Person under, any of the terms, conditions or provisions of the certificate of limited partnership or limited partnership agreement of SHLX or the certificate of formation or limited liability company agreement of Operating; (ii) conflict with or violate any provision of any law or administrative rule or regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree applicable to SHLX, Operating or any property or asset of SHLX or Operating; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, any indenture, mortgage, agreement, contract, commitment, license, concession, permit, right of way, lease, joint venture or other instrument to which SHLX or Operating is a party or by which it is bound or to which any of its property is subject, except in the case of clauses (ii) and (iii) for those items which, individually or in the aggregate, would not reasonably be expected to affect the ability of either SHLX or Operating to perform its obligations under this Agreement and the other Transaction Documents to which SHLX or Operating is a party or to consummate the transactions contemplated hereby or thereby.

(b) No consent, approval, license, permit, order or authorization of any Governmental Authority or other Person is required to be obtained or made by or with respect to SHLX or Operating in connection with the execution, delivery, and performance of this Agreement or the other Transaction Documents to which SHLX or Operating is a party or the consummation of the transactions contemplated hereby and thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired or (ii) for those which individually or in the aggregate would not reasonably be expected to affect the ability of either SHLX or Operating to perform its obligations under this Agreement and the other Transaction Documents to which SHLX or Operating is a party or to consummate the transactions contemplated hereby or thereby (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

Section 4.5 Brokerage Arrangements.

Neither SHLX nor Operating has entered (directly or indirectly) into any agreement with any Person that would obligate SHLX. Operating or any of their respective Affiliates to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby.

Section 4.6 Litigation.

There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, or to SHLX’s Knowledge, threatened that (a) question or involve the validity or enforceability of any of SHLX’s or Operating’s obligations under this Agreement or (b) seek (or reasonably might be expected to seek) (i) to prevent or delay the consummation by SHLX or Operating of the transactions contemplated by this Agreement or (ii) damages in connection with any such consummation.

Section 4.7 Investment Intent.

Operating is accepting the Subject Interests for its own account with the present intention of holding the Subject Interests for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or state securities laws. SHLX and Operating acknowledge that the Subject Interests will not be registered under the Securities Act or any applicable state securities law, and that such Subject Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to state securities laws and regulations as applicable.

ARTICLE V

ADDITIONAL AGREEMENTS, COVENANTS, RIGHTS AND OBLIGATIONS

Section 5.1 Operation of Business.

(a) Except as provided by this Agreement or as consented to by SHLX, during the period from the date of this Agreement through the Closing Date, SPLC shall cause Pecten to:

(i)	conduct its business and operations in the usual and ordinary course thereof; and

(ii)	preserve, maintain and protect the assets and operations of Pecten related thereto as are now being conducted.

(b) Except (A) as provided by this Agreement, (B) as set forth on Section 5.1(b) of the Disclosure Letter or (C) as consented by SHLX, during the period from the date of this Agreement through the Closing Date, SPLC shall not permit Pecten to:

(i)	amend its organizational documents;

(ii)	liquidate, dissolve, recapitalize or otherwise wind up its business;

(i)	make any material change in any method of accounting or accounting principles, practices or policies other than those required by GAAP or Applicable Law;

(ii)	make, amend or revoke any material election with respect to Taxes;

(iii)	other than in the ordinary course of business, enter into any contract or agreement that would be a Material Contract if entered into prior to the date of this Agreement, terminate any Material Contract or amend any Material Contract in any material respect;

(iv)	purchase or otherwise acquire (including by lease) any asset or business of, or any equity interest in, any Person other than in the ordinary course of business;

(v)	sell, lease, abandon or otherwise dispose of any asset other than in the ordinary course of business;

(vi)	take any action, refrain from taking any action, or enter into any agreement or contract that would result in the imposition of any Lien (other than Permitted Liens) on any assets;

(vii)	file any material lawsuit;

(viii)	cancel, compromise, waive, release or settle any right, claim or lawsuit other than immaterial rights and claims in the ordinary course of business consistent with past practice;

(ix)	undertake any capital project, other than as set forth on Section 5.1(b) of the Disclosure Letter;

(x)	merge, consolidate or enter into any other business combination with any Person;

(xi)	make any loan to any Person (other than extensions of credit to customers in the ordinary course of business and intercompany loans under SPLC’s cash management system in accordance with past practice;

(xii)	issue or sell any equity interests, notes, bonds or other securities, or any option, warrant or right to acquire the same or incur, assume or guarantee any indebtedness for borrowed money;

(xiii)	make any distribution with respect to its equity interests or redeem, purchase, or otherwise acquire any of its equity interests;

(xiv)	fail to maintain in full force and effect its current insurance policies covering Pecten, the Assets and Pecten’s business;

(xv)	acquire, commence or conduct any activity or business that may generate income for United States federal income tax purposes that may not be “qualifying income” (as such term is defined pursuant to Section 7704 of the Code), except to the extent such activity or business is being conducted on the date of this Agreement;

(xvi)	take any action that would reasonably be expected to result in any representation and warranty of SPLC set forth in this Agreement becoming untrue in any material respect; or

(xvii)	agree, whether in writing or otherwise, to do any of the foregoing.

Section 5.2 Cooperation; Further Assurances.

SPLC and SHLX shall use their respective commercially reasonable efforts (a) to obtain all approvals and consents required by or necessary for the transactions contemplated by this Agreement, including, if required, any approvals and consents required by the HSR Act, and (b) to ensure that all of the conditions to the respective obligations of such parties contained in Section 7.1 and Section 7.2, respectively, are satisfied timely; provided, however, that nothing in this Agreement will require any party hereto to hold separate, or make any divestiture not expressly contemplated herein of, any asset or otherwise agree to any restriction on its operations or other burdensome condition which would in any such case be material to its assets, liabilities or business in order to obtain any consent or approval or other clearance required by this Agreement.

ARTICLE VI

TAX MATTERS

Section 6.1 Liability for Taxes.

(a) SPLC shall be liable for, and shall indemnify, defend and hold harmless SHLX and Operating from any unpaid Taxes (including related penalties and interest) imposed on or incurred by or with respect to the Subject Interests or the assets related to the Subject Interests, attributable to any taxable period ending on or prior to the Closing Date or portion thereof to the extent occurring on or prior to the Closing Date.

(b) SHLX and Operating shall be liable for any Taxes (including related penalties and interest) imposed on or incurred by or with respect to the Subject Interests or the assets related to the Subject Interests attributable to any taxable period beginning after the Closing Date or portion thereof to the extent occurring after the Closing Date.

(c) Whenever it is necessary for purposes of this Article VI to determine the amount of any Taxes imposed on or incurred by or with respect to the Subject Interests or the assets related to the Subject Interests for a taxable period beginning before and ending after the Closing Date which is allocable to the period ending on or prior to the Closing Date, the portion of such Taxes that relate to the pre-closing period (a) in the case of any property, ad valorem, or similar Taxes, shall be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on (and including) the Closing Date and the denominator of which is the number of days in the entire Tax period, and (b) in the case of all other Taxes, shall be deemed equal to the amount which would be payable as computed on a “closing-of-the-books” basis if the relevant Tax period ended at the close of business on the Closing Date.

(d) If SHLX receives a refund of any Taxes (including related penalties and interest) that SPLC is responsible for hereunder, or if SPLC receives a refund of any income taxes (including related penalties and interest) that SHLX is responsible for hereunder, the party receiving such refund shall, within ninety (90) days after receipt of such refund, remit it to the party which has responsibility for such Taxes hereunder. The parties shall cooperate in order to take all necessary and reasonable steps to claim any such refund.

(e) For federal income tax purposes, the parties agree to report any payments with respect to Section 2.4, Section 6.1, Section 8.1 and Section 8.2 as an adjustment to the Consideration.

Section 6.2 Pecten Tax Returns.

(a) With respect to any Tax Return attributable to a taxable period ending on or before the Closing Date that is required to be filed either before or after the Closing Date with respect to Pecten or the Assets, SPLC shall cause such Tax Return to be prepared, cause to be included in such Tax Return all items of income, gain, loss, deduction and credit required to be included therein, cause such Tax Return to be filed timely with the appropriate Taxing Authority, and be responsible for the timely payment (and entitled to any refund) of all Taxes due with respect to such Tax Return.

(b) With respect to any Tax Return attributable to a taxable period beginning on or before the Closing Date and ending after the Closing Date that is required to be filed after the Closing Date with respect to Pecten or the Assets, SHLX shall cause such Tax Return to be prepared, cause to be included in such Tax Return all items of income, gain, loss, deduction and credit required to be included therein, furnish a copy of such Tax Return to SPLC, cause such Tax Return to be filed timely with the appropriate Taxing Authority, and be responsible for the timely payment of (and entitled to any refund for) all Taxes due with respect to such Tax Return (but shall have a right to recover from SPLC the amount of Taxes attributable to the portion of the taxable period covered by such Tax Return ending on or prior to the Closing Date pursuant to Section 6.1(a)).

(c) With regard to any Tax Return not yet filed for any taxable period that begins before the Closing Date with respect to Pecten or the Assets, the parties shall cause each such Tax Return to be prepared in accordance with past Tax accounting practices used with respect to the Tax Returns in question (unless such past practices are no longer permissible under the Applicable Law), and to the extent any items are not covered by past practices, in accordance with reasonable tax accounting practices selected by the filing party with respect to such Tax Return under this Agreement with the consent (not to be unreasonably withheld or delayed) of the non-filing party.

Section 6.3 Transfer Taxes.

Any transfer, documentary, sales, use, stamp, registration and other similar Taxes and/or fees arising out of or in connection with the transactions effected pursuant to this Agreement (each such Tax or fee, a “Transfer Tax”) shall be borne by the party to on whom such obligation is primarily imposed by Applicable Law; provided, however, that SHLX shall bear any Transfer Tax for which SHLX is jointly and severally liable, and for which no other party is primarily liable, under Applicable Law. The party responsible for a Transfer Tax pursuant to this Section 6.3 shall file all necessary Tax Returns and other documentation with respect to such Transfer Taxes. If required by Applicable Law, SPLC and SHLX shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation. The parties shall cooperate to establish eligibility for any applicable exemption from any Transfer Tax.

Section 6.4 Allocation of Consideration.

The parties will use commercially reasonable efforts to agree upon an allocation of the Consideration to the Subject Interests and further among the Assets for U.S. federal income tax purposes in compliance with the principles of Section 1060 of the Code, and the Treasury Regulations thereunder.

Section 6.5 Conflict.

In the event of a conflict between the provisions of this Article VI and any other provisions of this Agreement, the provisions of this Article VI shall control.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1 Conditions to the Obligations of SHLX.

The obligation of SHLX to proceed with the Closing contemplated hereby is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived, in whole or in part, by SHLX:

(a) The representations and warranties of SPLC set forth in this Agreement shall be true and correct (without giving effect to any materiality standard or SPLC Material Adverse Effect qualification, except with respect to Section 3.8(a)) as of the date of this Agreement and on the Closing Date as if made on such date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct (without giving effect to any materiality standard or SPLC Material Adverse Effect qualification, except with respect to Section 3.8(a)) as of such specified date, except, in each case, to the extent that failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a SPLC Material Adverse Effect. SPLC shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by it by the time of the Closing. SPLC shall have delivered to SHLX a certificate, dated as of the Closing Date and signed by an authorized officer of SPLC, confirming the foregoing matters set forth in this Section 7.1(a) (the “SPLC Closing Certificate”).

(b) All necessary filings with and consents, approvals, licenses, permits, orders and authorizations of any Governmental Authority required for the consummation of the transactions contemplated in this Agreement (including any required by the HSR Act, if applicable) shall have been made and obtained, and all waiting periods with respect to filings made with Governmental Authorities in contemplation of the consummation of the transactions described herein shall have expired or been terminated.

(c) All necessary consents of any Person not a party hereto, other than any Governmental Authority, required for the consummation of the transactions contemplated in this Agreement shall have been made and obtained, including any consents set forth on Section 7.1(c) of the Disclosure Letter.

(d) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no investigation, action or proceeding before a Governmental Authority shall have been instituted or threatened challenging or seeking to restrain or prohibit the consummation of the transactions contemplated hereby or to recover damages in connection herewith.

(e) Since the date of this Agreement, there shall not have occurred a SPLC Material Adverse Effect.

(f) SPLC or its designee shall have delivered, or caused to be delivered, to SHLX all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(d).

Section 7.2 Conditions to the Obligations of SPLC.

The obligation of SPLC to proceed with the Closing contemplated hereby is subject to the satisfaction on or prior to the Closing Date all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by SPLC:

(a) The representations and warranties of SHLX set forth in this Agreement shall be true and correct (without giving effect to any materiality standard or SHLX Material Adverse Effect qualification) as of the date of this Agreement and on the Closing Date as if made on such date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct (without giving effect to any materiality standard or SHLX Material Adverse Effect qualification) as of such specified date, except, in each case, to the extent that failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a SHLX Material Adverse Effect. SHLX shall have performed or complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by it by the time of the Closing. SHLX shall have delivered to SPLC a certificate, dated as of the Closing Date and signed by an authorized officer of SHLX or its general partner confirming the foregoing matters set forth in this Section 7.2(a) (the “SHLX Closing Certificate”).

(b) All necessary filings with and consents, approvals, licenses, permits, orders and authorizations of any Governmental Authority required for the consummation of the transactions contemplated in this Agreement (including any required by the HSR Act) shall have been made and obtained, and all waiting periods with respect to filings made with Governmental Authorities in contemplation of the consummation of the transactions described herein shall have expired or been terminated.

(c) All necessary consents of any Person not a party hereto, other than any Governmental Authority, required for the consummation of the transactions contemplated in this Agreement shall have been made and obtained.

(d) No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction, judgment or other order shall have been enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, and no investigation, action or proceeding before a Governmental Authority shall have been instituted or threatened challenging or seeking to restrain or prohibit the consummation of the transactions contemplated hereby or to recover damages in connection herewith.

(e) Since the date of this Agreement, there shall not have occurred a SHLX Material Adverse Effect.

(f) SHLX and Operating shall have delivered, or caused to be delivered, to SPLC all of the documents, certificates and other instruments required to be delivered under, and otherwise complied with the provisions of, Section 2.3(b) and Section 2.3(c).

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Indemnification of SHLX.

Subject to the limitations set forth in this Agreement, SPLC shall indemnify, defend and hold SHLX, its subsidiaries and their respective security holders, directors, officers, and employees, and the officers, directors and employees of the General Partner, but otherwise excluding SPLC and its Affiliates (the “SHLX Indemnified Parties”), harmless from and against any and all Damages suffered or incurred by any SHLX Indemnified Party as a result of or arising out of (a) any breach or inaccuracy of a representation or warranty of SPLC in this Agreement and (b) any breach of any agreement or covenant on the part of SPLC made under this Agreement or in connection with the transactions contemplated hereby or thereby. Any indemnification provided pursuant to this Agreement shall not be duplicative of any indemnification provided pursuant to the Omnibus Agreement.

Section 8.2 Indemnification of SPLC.

Subject to the limitations set forth in this Agreement, SHLX and Operating, jointly and severally, shall indemnify, defend and hold SPLC, its Affiliates (other than any of SHLX Indemnified Parties) and their respective securityholders, directors, officers, agents, representatives and employees (the “SPLC Indemnified Parties”) harmless from and against any and all Damages suffered or incurred by the SPLC Indemnified Parties as a result of or arising out of (a) any breach or inaccuracy of a representation or warranty of SHLX or Operating in this Agreement, or (b) any breach of any agreement or covenant on the part of SHLX or Operating made under this Agreement or in connection with the transactions contemplated hereby or thereby. Any indemnification provided pursuant to this Agreement shall not be duplicative of any indemnification provided pursuant to the Omnibus Agreement.

Section 8.3 Environmental Indemnification.

(a) To the fullest extent permitted by law, SPLC shall indemnify, defend and hold harmless SHLX Indemnified Parties from and against any and all Damages suffered or incurred by such SHLX Indemnified Party, directly or indirectly, by reason of or arising out of:

(i)	any violation of Environmental Laws, in effect on or prior to the Closing Date, associated with or arising from the ownership or operation of the Assets on or prior to the Closing Date; and

(ii)	any environmental event, condition or matter associated with or arising from the ownership or operation of the Assets occurring on or before the Closing Date (including the presence of Hazardous Substances on, under, about or migrating to or from the Assets or the disposal or the release of Hazardous Substances generated by operation of the Assets at non-Asset locations), including (A) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation, risk-based closure activities or other corrective action required or necessary under Environmental Laws and (B) the cost and expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws as in effect on or prior to the Closing Date.

(b) To the fullest extent permitted by law, SHLX and Operating shall indemnify, defend and hold harmless SPLC Indemnified Parties from and against any and all Damages suffered or incurred by such SPLC Indemnified Party, directly or indirectly, by reason of or arising out of:

(i)	any violation of Environmental Laws, in effect after the Closing Date, associated with or arising from the ownership or operation of the Assets after the Closing Date;

(ii)	any environmental event, condition or matter associated with or arising from the ownership or operation of the Assets occurring after the Closing Date (including the presence of Hazardous Substances on, under, about or migrating to or from the Assets or the disposal or the release of Hazardous Substances generated by operation of the Assets at non-Asset locations), including (A) the cost and expense of any investigation, assessment, evaluation, monitoring, containment, cleanup, repair, restoration, remediation, risk-based closure activities or other corrective action required or necessary under Environmental Laws and (B) the cost and expense of the preparation and implementation of any closure, remedial, corrective action or other plans required or necessary under Environmental Laws as in effect after the Closing Date.

(c) Any indemnification provided pursuant to this Section 8.3 shall be the exclusive remedy with respect to environmental matters relating to the Assets and shall not be duplicative of any rights to indemnification or other recovery provided pursuant to any other provisions of this Agreement or the Omnibus Agreement.

Section 8.4 Survival.

All the provisions of this Agreement shall survive the Closing, notwithstanding any investigation at any time made by or on behalf of any party hereto, provided that (a) the representations and warranties set forth in Article III and Article IV shall terminate and expire on the date that is eighteen (18) months following the Closing Date, except (i) the representations and warranties of SPLC set forth in Section 3.9 (Taxes) shall survive until the date that is sixty (60) days after the expiration of the applicable statutes of limitations (including all periods of extension and tolling), (ii) the representations and warranties of SPLC set forth in Section 3.1 (Organization), Section 3.2 (Authority and Approval), Section 3.4(a) (Capitalization; Title to Subject Interests) and Section 3.16 (Brokerage Arrangements) shall survive until the expiration of the applicable statute of limitations, and (iii) the representations and warranties of SHLX set forth in Section 4.1 (Organization and Existence), Section 4.2 (Authority and Approval) and Section 4.5 (Brokerage Arrangements) shall survive until the expiration of the applicable statute of limitations, (b) the indemnification obligations under Section 8.3, to the extent they relate to the Auger Pipeline System, shall terminate and expire on the third (3rd) anniversary of the Closing Date, and (c) the indemnification obligations under Section 8.3, to the extent they relate to the Lockport Terminal, shall terminate and expire on the fourth (4th) anniversary of the Closing Date. After a representation and warranty has terminated and expired, no indemnification shall or may be sought pursuant to this Article VIII on the basis of that representation and warranty by any Person who would have been entitled pursuant to this Article VIII to indemnification on the basis of that representation and warranty prior to its termination and expiration, provided that in the case of each representation and warranty that shall terminate and expire as provided in this Section 8.4, no claim presented in writing for indemnification pursuant to this Article VIII on the basis of that representation and warranty prior to its termination and expiration shall be affected in any way by that termination and expiration. The indemnification obligations under this Article VIII or elsewhere in this Agreement shall apply regardless of whether any suit or action results solely or in part from the active, passive or concurrent negligence or strict liability of the indemnified party. The covenants and agreements entered into pursuant to this Agreement to be performed after the Closing shall survive the Closing.

Section 8.5 Indemnification Procedures.

(a) The indemnified party hereunder agrees that within a reasonable period of time after it becomes aware of facts giving rise to a claim for indemnification under this Article VIII, it will provide notice thereof in writing to the indemnifying party, specifying the nature of and specific basis for such claim.

(b) The indemnifying party shall have the right to control all aspects of the defense of (and any counterclaims with respect to) any claims brought against the indemnified party that are covered by the indemnification under this Article VIII, including the selection of counsel, determination of whether to appeal any decision of any court and the settling of any such claim or any matter or any issues relating thereto; provided, however, that no such settlement for only the payment of money shall be entered into without the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, unless it includes a full release of the indemnified party from such claim; provided further, that no such settlement containing any form of injunctive or similar relief shall be entered into without the prior written consent of the indemnified party, which consent shall not be unreasonably delayed or withheld.

(c) The indemnified party agrees to cooperate in good faith and in a commercially reasonably manner with the indemnifying party, with respect to all aspects of the defense of and pursuit of any counterclaims with respect to any claims covered by the indemnification under this Article VIII, including the prompt furnishing to the indemnifying party of any correspondence or other notice relating thereto that the indemnified party may receive, permitting the name of the indemnified party to be utilized in connection with such defense and counterclaims, the making available to the indemnifying party of any files, records or other information of the indemnified party that the indemnifying party considers relevant to such defense and counterclaims, the making available to the indemnifying party of any employees of the indemnified person and the granting to the indemnifying party of reasonable access rights to the properties and facilities of the indemnified party; provided, however, that in connection therewith the indemnifying party agrees to use reasonable efforts to minimize the impact thereof on the operations of the indemnified party and further agrees to maintain the confidentiality of all files, records, and other information furnished by the indemnified party pursuant to this Section 8.4. The obligation of the indemnified party to cooperate with the indemnifying party as set forth in the immediately preceding sentence shall not be construed as imposing upon the indemnified party an obligation to hire and pay for counsel in connection with the defense of and pursuit of any counterclaims with respect to any claims covered by the indemnification set forth in this Article VIII, provided, however, that the indemnified party may, at its own option, cost and expense, hire and pay for counsel in connection with any such defense and counterclaims. The indemnifying party agrees to keep any such counsel hired by the indemnified party informed as to the status of any such defense or counterclaim, but the indemnifying party shall have the right to retain sole control over such defense and counterclaims so long as the indemnified party is still seeking indemnification hereunder.

(d) In determining the amount of any Damages for which the indemnified party is entitled to indemnification under this Agreement, the gross amount of the indemnification will be reduced by (i) any insurance proceeds realized by the indemnified person in respect of such Damages from third party insurers, and such correlative insurance benefit shall be net of any expenses related to the receipt of such proceeds, including any premium adjustments that become due and payable by the indemnified party as a result of such claim, and (ii) all amounts recovered by the indemnified party in respect of such Damages under contractual indemnities from third persons.

Section 8.6 Direct Claim.

Any claim by an indemnified party with respect to any Damages which do not result from a claim for indemnity involving a third party (a “Direct Claim”) will be asserted by giving the indemnifying party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable. The indemnifying party will have a period of ninety (90) days from receipt of such Direct Claim within which to respond to such Direct Claim. If the indemnifying party does not respond within such ninety (90) day period, the indemnifying party will be deemed to have accepted such Direct Claim. If the indemnifying party rejects such Direct Claim, the indemnified party will be free to seek enforcement of its rights to indemnification under this Agreement.

Section 8.7 Limitations on Indemnification.

(a) To the extent that SHLX Indemnified Parties would otherwise be entitled to indemnification for Damages pursuant to Section 8.1(a), SPLC shall be liable only if (i) the Damages with respect to any individual claim exceed One Hundred Thousand Dollars ($100,000) (the “Minimum Claim Amount”) and (ii) the Damages for all claims that exceed the Minimum Claim Amount exceed, in the aggregate, One Million Dollars ($1,000,000) (the “Deductible Amount”), and then SPLC shall be liable only for Damages to the extent of any excess over the Deductible Amount. In no event shall SPLC’s aggregate liability to SHLX Indemnified Parties under Section 8.1 and Section 8.3 exceed 20% of the Consideration (the “Ceiling Amount”). Notwithstanding the foregoing, the Deductible Amount and the Ceiling Amount shall not apply to breaches or inaccuracies of representations and warranties contained in Section 3.1 (Organization), Section 3.2 (Authority and Approval), Section 3.4 (Capitalization; Title to Subject Interests), Section 3.9 (Taxes), Section 3.16 (Brokerage Arrangements) and Section 3.17 (Books and Records) or breaches of the covenants in Section 2.4 (Purchase Price Adjustment), provided, that SPLC’s aggregate liability for all claims under this Agreement, including for breaches or inaccuracies of representations and warranties contained in such sections and for breaches of covenants, shall not exceed the Consideration.

(b) For purposes of determining the amount of Damages, with respect to any asserted claim for indemnification by a SHLX Indemnified Party, such determination shall be made without regard to any qualifier as to “material,” “materiality” or SPLC Material Adverse Effect expressly contained in Article III (except in the case of the term Material Contract); provided that this Section 8.7(b) shall not so modify the representations and warranties for purposes of first determining whether a breach of any representation or warranty has occurred.

(c) Additionally, neither SPLC, on the one hand, nor SHLX and Operating, on the other hand, will be liable as an indemnitor under this Agreement for any consequential, incidental, special, indirect or exemplary damages suffered or incurred by the indemnified party or parties except to the extent resulting pursuant to third party indemnity claims.

Section 8.8 Sole Remedy.

No party shall have liability under this Agreement or the transactions contemplated hereby except as is provided in Article VI or this Article VIII (other than claims or causes of action arising from fraud or willful misconduct).

ARTICLE IX

MISCELLANEOUS

Section 9.1 Acknowledgements.

Each party acknowledges that it has relied on the representations and warranties of the other party expressly and specifically set forth in this Agreement, including, in the case of SHLX and Operating, the Disclosure Letter attached hereto. Such representations and warranties constitute the sole and exclusive representations and warranties of the parties hereto in connection with the transactions contemplated hereby, and the parties hereto understand, acknowledge and agree that all other representations and warranties of any kind or nature, whether expressed, implied or statutory, oral or written, past or present, are specifically disclaimed.

Section 9.2 Cooperation; Further Assurances.

SPLC, SHLX and Operating shall use their respective commercially reasonable efforts to obtain all approvals and consents required by or necessary for the transactions contemplated by this Agreement. Each of the parties acknowledges that certain actions may be necessary with respect to the matters and actions contemplated by this Agreement such as making notifications and obtaining consents or approvals or other clearances that are material to the consummation of the transactions contemplated hereby, and each agrees to take all appropriate action and to do all things necessary, proper or advisable under Applicable Laws and regulations to make effective the transactions contemplated by this Agreement; provided, however, that nothing in this Agreement will require any party hereto to hold separate or make any divestiture not expressly contemplated herein of any asset or otherwise agree to any restriction on its operations or other burdensome condition which would in any such case be material to its assets, liabilities or business in order to obtain any consent or approval or other clearance required by this Agreement.

Section 9.3 Expenses.

Except as otherwise provided herein and regardless of whether the transactions contemplated hereby are consummated, each party shall pay its own expenses incident to this Agreement and all action taken in preparation for carrying this Agreement into effect.

Section 9.4 Notices.

Any notice, request, instruction, correspondence or other document to be given hereunder by any party hereto to another party hereto (herein collectively called “Notice”) shall be in writing and either (i) delivered in person or by courier service requiring acknowledgment of receipt of delivery or (ii) by-email, with delivery deemed to have been duly given upon acknowledgment of receipt of e-mail, as follows:

If to SPLC, addressed to:

Shell Pipeline Company LP

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

Attn: Vice President - Operations

With copy to: Assistant General Counsel-Downstream Americas

Email: nora.brooks@shell.com

If to SHLX and/or Operating, addressed to:

Shell Midstream Partners, L.P.

c/o Shell Midstream Partners GP LLC, its general partner

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

Attn: Chief Executive Officer

With copy to: General Counsel

Email: lori.muratta@shell.com

Notice given by personal delivery or courier service shall be effective upon actual receipt. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

Section 9.5 Arbitration.

(a) Any dispute, controversy or claim arising out of or in connection with this Agreement or its subject matter or formation, whether in tort, contract, under statute or otherwise, including any question regarding its existence, validity, interpretation, breach or termination, and including any non-contractual claim (a “Dispute”), shall be finally and exclusively resolved by arbitration under the arbitration rules of the American Arbitration Association (the “Rules”), which Rules are deemed to be incorporated by reference into this Agreement.

(b) The arbitral tribunal (the “Tribunal”) shall consist of three arbitrators, to be appointed in accordance with the Rules.

(c) The seat of the arbitration shall be Houston, Texas.

(d) The language of the arbitration shall be English.

(e) Any award rendered by the Tribunal shall be made in writing and shall be final and binding on the parties to this Agreement. The parties to this Agreement undertake to carry out the award without delay.

(f) All aspects of the arbitration shall be confidential. Save to the extent required by law or pursuant to any proceedings to enforce or challenge an award, no aspect of the proceedings, documentation, or any partial or final award or order or any other matter connected with the arbitration shall be disclosed to any other person by either party or its counsel, agents, corporate parents, affiliates or subsidiaries without the prior written consent of the other party / parties.

(g) Nothing in this Section 9.5 shall be construed as preventing any party from seeking conservatory or similar interim relief from any court with competent jurisdiction.

(h) In respect of any Dispute, each party to this Agreement expressly waives any right to claim or recover from the other party and the Tribunal is not empowered to award punitive, exemplary, moral, multiple or similar non-compensatory damages.

(i) Articles 3 and 9 of the International Bar Association (IBA) Rules on the Taking of Evidence in International Arbitration shall apply to the arbitration.

(j) Each Party hereby waives, to the fullest extent permitted by law: (i) any right under the laws of any jurisdiction to apply to any court or other judicial authority to determine any preliminary point of law, except as expressly provided in Section 9.5(g) and/or (ii) any right it may otherwise have under the laws of any jurisdiction to appeal or otherwise challenge the award, other than on the same grounds on which recognition and enforcement of an award may be refused under Article V of the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards of 1958.

(k) Judgment upon any award and/or order may be entered in any court having jurisdiction thereof.

Section 9.6 Governing Law.

(a) This Agreement shall be subject to and governed by the laws of the State of Texas. Each Party hereby submits to the exclusive jurisdiction of the state and federal courts in the State of Texas and to venue in the state courts in Harris County, Texas and in the federal courts of Harris County, Texas.

(b) Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding between the parties arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

(c) Each party to this Agreement waives, to the fullest extent permitted by Applicable Law, any right it may have to receive damages from any other party based on any theory of liability for any special, indirect, consequential (including lost profits), exemplary or punitive damages (except to the extent that any such damages are included in indemnifiable losses resulting from a third party claim in accordance with Article VIII).

Section 9.7 Public Statements.

The parties hereto shall consult with each other and no party shall issue any public announcement or statement with respect to this Agreement or the transactions contemplated hereby without the consent of the other party, unless the party desiring to make such announcement or statement, after seeking such consent from the other parties, obtains advice from legal counsel that a public announcement or statement is required by Applicable Law or stock exchange regulations.

Section 9.8 Entire Agreement; Amendments and Waivers.

(a) This Agreement and the other Transaction Documents constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Each party to this Agreement agrees that no other party to this Agreement (including its agents and representatives) has made any representation, warranty, covenant or agreement to or with such party relating to this Agreement or the transactions contemplated hereby, other than those expressly set forth herein and in the other Transaction Documents.

(b) No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by each party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 9.9 Conflicting Provisions.

This Agreement and the other Transaction Documents, read as a whole, set forth the parties’ rights, responsibilities and liabilities with respect to the transactions contemplated by this Agreement. In this Agreement and the other Transaction Documents, and as between them, specific provisions prevail over general provisions. In the event of a conflict between this Agreement and any of the other Transaction Documents, this Agreement shall control.

Section 9.10 Binding Effect and Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns, but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned or transferred, by operation of law or otherwise, by any party hereto without the prior written consent of each other party; provided that SHLX and Operating may assign their right to receive the Subject Interests hereunder to a wholly-owned subsidiary without the written consent of SPLC provided that SHLX and Operating shall not be relieved of any obligations or liabilities hereunder as a result of any such assignment. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder, except for express language with respect to SHLX Indemnified Parties and the SPLC Indemnified Parties contained in the indemnification provisions of Article VIII.

Section 9.11 Severability.

If any provision of this Agreement is rendered or declared illegal or unenforceable by reason of any existing or subsequently enacted legislation or by decree of a court of last resort, SPLC and SHLX shall promptly meet and negotiate substitute provisions for those rendered or declared illegal or unenforceable, but all of the remaining provisions of this Agreement shall remain in full force and effect.

Section 9.12 Interpretation.

It is expressly agreed by the parties that this Agreement shall not be construed against any party, and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any provision hereof or who supplied the form of this Agreement. Each party agrees that this Agreement has been purposefully drawn and correctly reflects its understanding of the transactions contemplated by this Agreement and, therefore, waives the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.13 Headings and Disclosure Letter.

The headings of the several Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Disclosure Letter and the Exhibits referred to herein are attached hereto and incorporated herein by this reference, and unless the context expressly requires otherwise, the Disclosure Letter and such Exhibits are incorporated in the definition of “Agreement.”

Section 9.14 Multiple Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.15 Action by SHLX.

With respect to any action, notice, consent, approval or waiver that is required to be taken or given or that may be taken or given by SHLX with respect to the transactions contemplated hereby, such action, notice, consent, approval or waiver shall be taken or given by the Conflicts Committee on behalf of SHLX.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Shell Pipeline Company LP
By: Shell Pipeline GP LLC, its general partner

By:	/s/ Kevin M. Nichols
Name:	Kevin M. Nichols
Title:	Vice President

Shell Midstream Partners, L.P.
By: Shell Midstream Partners GP LLC, its general partner

By:	/s/ John H. Hollowell
Name:	John H. Hollowell
Title:	President and Chief Executive Officer

Shell Midstream Operating LLC

By:	/s/ John H. Hollowell
Name:	John H. Hollowell
Title:	President and Chief Executive Officer

Signature Page to Contribution Agreement

Appendix A

The designated personnel for SPLC and SHLX, for purposes of “Knowledge” in this Agreement, are set forth below.

1.	John Hollowell

2.	Kevin Nichols

3.	Bob Headlee

4.	Tom Gates

5.	Timothy Geiger

Appendix A

Exhibit 10.2

SHELL MIDSTREAM PARTNERS

AMENDED AND RESTATED

364-DAY REVOLVING CREDIT FACILITY AGREEMENT

DATED AS OF NOVEMBER 11, 2015

SHELL MIDSTREAM PARTNERS, L.P

as the Borrower

AND

SHELL TREASURY CENTER (WEST) INC.

as the Lender

THIS SHELL MIDSTREAM PARTNERS 364-DAY REVOLVING CREDIT FACILITY AGREEMENT is dated as of November 11, 2015 and made between:

(1)	SHELL MIDSTREAM PARTNERS, L.P (the “Borrower”); and

(2)	SHELL TREASURY CENTER (WEST) INC. (the “Lender”).

WHEREAS:

WHEREAS:

A.	The Lender and the Borrower entered into a 364-Day Revolving Credit Facility Agreement dated as of June 29, 2015 but effective as of June 30, 2015 (the “Original Agreement”) pursuant to which the Lender agreed to make available to the Borrower a short term working capital facility for an amount not exceeding One Hundred Million United States Dollars (USD $100,000,000); and

B.	The Lender and the Borrower desire to amend and restate the Original Agreement to increase the amount of the short term working capital facility to an amount not exceeding 180 Million United States Dollars (USD $180,000).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this revolving credit facility agreement:

“Affiliate” means, for any entity, any entity which it directly or indirectly controls, is controlled by, or is under common control with it. For this purpose “control” means the direct or indirect ownership of in aggregate fifty percent (50%) or more of the voting rights in an entity; provided that the Borrower shall not be deemed to be an Affiliate of the Lender and vice versa.

“Agreement” means this Revolving Credit Facility Agreement between the Lender and the Borrower.

“Authorisation” means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

“Availability Period” means the period from and including June 30, 2015, to and including the date falling one (1) Business Day before the Facility Repayment Date.

“Available Facility” means the Commitment minus:

(a)	the amount of any outstanding Loans under the Facility; and

(b)	the amount of any proposed Loans for which a Utilisation Request has been delivered in accordance with Clause 5.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York and either of London or Rio de Janeiro, Brazil.

“Closing Date” means the date of this Agreement.

“Commitment” means 180 million United States Dollars (USD $180,000,000), as such amount may be reduced or increased in accordance with the provisions of this Agreement.

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“Commitment Fee” has the meaning set forth in Clause 6(c).

“Commitment Fee Rate” means 12 basis points (.12%) per annum.

“Commitment Increase Agreement” has the meaning set forth in Clause 2.2.

“Commitment Increase Notice” has the meaning set forth in Clause 2.2.

“Default” means an Event of Default or any event or circumstance specified in Clause 16 which would (with the expiry of a grace period, the giving of notice, the making of any determination under this Agreement or any combination of any of the foregoing) be an Event of Default.

“Disruption Event” means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Loan (or otherwise in order for the transactions contemplated by this Agreement to be carried out) which disruption is not caused by, and is beyond the control of, either of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing either Party:

(i)	from performing its payment obligations under this Agreement; or

(ii)	from communicating with other Parties in accordance with the terms of this Agreement,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

“Event of Default” means any event or circumstance specified as such in Clause 16.

“Facility” means the short term revolving credit facility made available under this Agreement as described in Clause 2.

“Facility Repayment Date” means November 10, 2016.

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with generally accepted accounting principles in the United States of America, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing; or

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(g)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (f) above.

“Fee Payment Date” means the twenty-fifth (25th) day of April, July, October and January in each year or, if that is not a Business Day, the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not) and the Facility Repayment Date.

“Group Company” means and includes Royal Dutch Shell plc and any entity (other than the Lender) which Royal Dutch Shell plc from time to time directly or indirectly controls. For this purpose:

(a)	an entity directly controls another entity if it owns more than fifty per cent (50%) of the voting rights of the other entity; and

(b)	an entity indirectly controls another entity if a series of entities can be specified beginning with the first entity and ending with the other entity, so related that each entity of the series (except the ultimate controlling entity) is directly controlled by one or more of the entities earlier in the series.

“Interest Payment Date” means, in relation to each Loan and subject to Clause 20.3, any Prepayment Date and the Repayment Date.

“Interest Period” means, in respect of each Loan, the period commencing from the Utilisation Date of that Loan and ending on the Loan Repayment Date for that Loan.

“Issuance Fee” shall have the meaning set forth in Clause 6(b).

“LIBOR” means, in relation to any Loan:

(a)	the applicable Screen Rate; or

(b)	(if no Screen Rate is available for US Dollars for the Interest Period of that Loan) the arithmetic mean of the rates (rounded to four (4) decimal places) as supplied to the Lender at its request quoted by the Reference Banks to leading banks in the London interbank market, as at 11 a.m. on the Quotation Day for the offering of deposits in US Dollars for a three (3) month period.

“Loan” means each loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

“Loan Repayment Date” means the date a Loan is scheduled to be repaid, as confirmed pursuant to Clause 5.3(c) of this Agreement, which shall in no event be later than the Facility Repayment Date.

“Material Adverse Effect” means a material adverse effect on the ability of the Borrower to perform its payment obligations under this Agreement.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

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(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.

“Party” means a party to this Agreement.

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, the day which is two (2) Business Days before the first day of that period.

“Reference Banks” means the principal London offices of HSBC plc, Citibank N.A. and BNP Paribas or such other banks as may be appointed by the Lender in consultation with the Borrower.

“Representations” means each representation made by the Borrower in Clause 14.

“Screen Rate” means the ICE Benchmark Administration’s London interbank offered rate for US Dollars for three months, displayed on the appropriate page of the Reuters screen. If the agreed page is replaced or service ceases to be available, the Lender may specify another page or service displaying the appropriate rate after consultation with the Borrower, provided that Lender, with respect to any Interest Period having a duration of less than three months, may replace the applicable three-month period with a period closer to the actual duration of such shorter Interest Period.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Unpaid Sum” means any sum due and payable but unpaid by the Borrower under this Agreement.

“Utilisation” means a utilisation of all or part of the Commitment under this Agreement.

“Utilisation Date” means the date of a Utilisation, being the date on which the relevant Loan is to be made.

“Utilisation Fee” has the meaning set forth in Clause 6(d).

“Utilisation Fee Rate” means LIBOR plus 104 basis points (LIBOR + 1.04%) per annum.

“Utilisation Request” means a notice from the Borrower requesting a drawdown under the Facility in the form attached to Schedule 1.

“Shell Midstream Partners, L.P” means Shell Midstream Partners, L.P registered in Delaware with registered company number 46-5223743 and registered address at The Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, USA.

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)	the “Lender”, the “Borrower” or any “Party” shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

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(ii)	“assets” includes present and future properties, revenues and rights of every description;

(iii)	any other agreement or instrument is a reference to that other agreement or instrument as amended, novated, supplemented, extended or restated;

(iv)	a “person” includes any individual, firm, company, limited liability company or LLC, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(v)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(vi)	a provision of law is a reference to that provision as amended or re-enacted; and

(vii)	a time of day is a reference to London time, unless otherwise specified.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been remedied or waived.

2.	THE FACILITY

2.1	Commitment

Subject to the terms of this Agreement, the Lender makes available to the Borrower a US Dollar revolving credit facility in an aggregate amount equal to the Commitment.

2.2	Increase of Commitment

(a)	Borrower shall have a one-time option to Lender to increase the Commitment by up to $200 million ($200,000,000). Such option shall expire at the close of business, New York time, on the 5th Business Day after the Closing Date. Borrower may exercise such option by delivering a notice to the Lender in writing of the amount of such proposed increase (such notice, a “Commitment Increase Notice”). As soon as practicable, but in no event later than two Business Days, after receipt of such notice Lender shall deliver execute an agreement (a “Commitment Increase Agreement”) in substantially the form attached hereto as Exhibit A reflecting the increase requested by Borrower in the Commitment Increase Notice.

(b)

If, immediately prior to and immediately after giving effect to any increase in the Commitment pursuant to this Clause 2.2(b), no Default, Event of Default of Material Adverse Effect would of occurred and be continuing, in addition to the Commitment increase, if any, under Clause 2.2(a), the Borrower may at any time and from time to time, but in no event more than two (2) times per calendar year, request an increase in the Commitment by delivering to Lender a Commitment Increase Notice; provided,

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however, that (i) each such increase request shall be in an amount of not less than $10,000,000; and (ii) the aggregate amount of such increases would not exceed $100,000,000. Within 10 days after receipt of the Commitment Increase Notice, the Lender shall either (y) notify the Borrower of its decision to decline the Borrower’s offer to increase the Commitment; or (z) accept the Borrower’s offer to increase the Commitment and execute a Commitment Increase Agreement reflecting the increase requested by Borrower in the relevant Commitment Increase Notice. The Lender shall have no obligation whatsoever to increase the Commitment.

(c)	Execution of a Commitment Increase Agreement shall be irrevocable and shall be effective upon satisfaction of the conditions to effectiveness set forth in such agreement.

3.	PURPOSE

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under this Agreement for its working capital or general corporate purposes.

3.2	Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

Conditions precedent

The Lender will only be obliged to comply with Clause 2 if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Loan; and

(b)	the Representations to be made by the Borrower are true in all material respects.

5.	UTILISATION

5.1	Utilisation Request

The Borrower may utilise the Facility by delivery to the Lender of a duly completed Utilisation Request not later two (2) Business Days prior to the proposed Utilisation Date and Lender shall make the Loan available in immediately available funds by close of business (New York City time) on the Utilisation Date.

5.2	Change or Cancellation of a Utilisation Request

A Utilisation Request shall be irrevocable and will not be regarded as having been duly completed unless:

(a)	the proposed Utilisation Date is a Business Day within the Availability Period;

(b)	the amount of the proposed Loan must be an amount which is not more than the Available Facility; and

(c)	it specifies the account and bank to which the proceeds of the utilisation are to be credited.

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5.3	Confirmation of Terms

Promptly upon receipt of a duly completed Utilisation Request, and in no event later than two (2) Business Days after receipt of such Utilisation Request, the Lender shall make available to the Borrower, electronically or otherwise, the following information

(a)	the amount of the Loan in US Dollars;

(b)	the rate of interest to be charged with respect to the Loan, as calculated under Section 8.1 of this Agreement; and

(c)	the Loan Repayment Date.

6.	REPAYMENT AND FEES

(a)	Each Loan will be repaid in full together with any accrued and unpaid interest thereon by the Borrower on the relevant Loan Repayment Date, net of any previous prepayments made in accordance with this Agreement. All Loans, together with accrued and unpaid interest thereon, outstanding as of the Facility Repayment Date shall immediately become due and payable to Lender on the Facility Repayment Date.

(b)	Within five (5) Business Days of the Closing Date, Borrower shall pay to Lender an issuance fee (the “Issuance Fee”) of 72 thousand US dollars ($72,000).

(c)	Borrower shall pay Lender a commitment fee (the “Commitment Fee”) for the period from and including the Closing Date to the Facility Repayment Date, computed at the Commitment Fee Rate on the average daily amount of the Available Facility during the period for which payment is made. The Commitment Fee shall be payable quarterly in arrears on each Fee Payment Date, commencing on the first of such dates to occur after the Closing Date.

(d)	With respect to each Loan, Borrower shall pay Lender a utilisation fee (the “Utilisation Fee”) on the average daily principal amount of the Loan, computed at the Utilisation Fee Rate; provided, however, that if any portion of the Loan remains outstanding after the relevant Loan Repayment Date, Borrower shall continue to pay the Utilisation Fee with respect to such unpaid portion of the Loan. In any quarter in which a Utilisation is outstanding, the Utilisation Fee shall be payable quarterly in arrears on each Fee Payment Date.

7.	PREPAYMENT AND CANCELLATION

7.1	Illegality

If at any time prior to the Repayment Date, it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a)	the Lender shall promptly notify the Borrower upon becoming aware of that event;

(b)	the Commitment will be immediately cancelled; and

the Borrower shall prepay the Loan in full, together with all accrued interest and fees payable hereunder, on the date specified by the Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law).

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7.2	Voluntary prepayment of Loans

The Borrower may prepay the whole or any part of any Loan by giving at least two (2) Business Days’ written notice to the Lender.

7.3	Termination of Commitments

(a)	The Borrower may at any time terminate the Commitments; provided that the Borrower shall not terminate the Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 7.2, the aggregate principal amount of the Loans would exceed the Commitments then in effect.

(b)	The Borrower shall notify the Lender of any election to terminate or reduce the Commitments under this Section 7.3 at least two (2) Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof.

7.4	Restrictions

Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable provided that a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Borrower (by notice to the Lender on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(a)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and without premium or penalty.

(b)	Any amounts repaid by the Borrower under this Agreement may be re-borrowed.

(c)	No amount of the Commitment cancelled under this Agreement may be subsequently reinstated.

8.	INTEREST

8.1	Calculation of interest

The rate of interest on each Loan for each Interest Period shall be the 3 month LIBOR as of the Quotation Day relating to such Interest Period.

8.2	Payment of interest

The Borrower shall pay accrued interest on each Loan on the Repayment Date and any prepayment date.

8.3	Default interest

(a)	If the Borrower fails to pay any amount payable by it under this Agreement on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two per cent (2%) per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan for successive Interest Periods. Any interest accruing under this Clause 8.3 shall be immediately payable by the Borrower on demand by the Lender.

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(b)	Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

9.	CHANGES TO THE CALCULATION OF INTEREST

9.1	Absence of quotations

Subject to Clause 9.2, if LIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by 11 a.m. on the Quotation Day, the 3 month LIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

9.2	Market disruption

In this Agreement “Market Disruption Event” means at or about noon on the Quotation Day for the relevant Interest Period if the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Lender to determine 3 month LIBOR for US Dollars. If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on that Loan for the Interest Period shall be the percentage rate per annum which is the rate notified to the Borrower by the Lender as soon as practicable and in any event before interest is due to be paid in respect of that Loan, to be that which expresses the latest Screen Rate available before 11 a.m. on the Quotation Day for the offering of deposits in US Dollars for a three (3) month period.

10.	INCREASED COSTS

10.1	Increased costs

(a)	Subject to Clause 10.2 the Borrower shall, within three (3) Business Days of a demand by the Lender, pay the amount of any Increased Costs incurred by the Lender or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any applicable law or regulation or (ii) compliance with any applicable law or regulation made after the date of this Agreement.

(b)	In this Agreement “Increased Costs” means:

(i)	an additional or increased cost; or

(ii)	a reduction of any amount due and payable under this Agreement,

which is incurred or suffered by the Lender or any of its Affiliates to the extent that it is attributable to the Lender having entered into the Commitment or funding or performing its obligations under this Agreement.

10.2	Exceptions

Clause 10.1 does not apply to the extent any Increased Cost is attributable to the wilful breach by the Lender or its Affiliates of any law or regulation or to the transfer, assignment or subparticipation of this Facility in accordance with Clause 18.

11.	TAX GROSS-UP AND INDEMNITY

11.1	No deduction

All payments by the Borrower under this Agreement shall be made without any deduction and free and clear of and without deduction for or on account of any Taxes, except to the extent that the Borrower is required by law to make payment subject to any Taxes.

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11.2	Indemnity

(a)	If any relevant Tax or amounts in respect of relevant Tax must be deducted from any amounts payable or paid by the Borrower to the Lender under this Agreement, the Borrower shall pay such additional amounts as may be necessary to ensure that the Lender receives on the due date a net amount equal to the full amount which it would have received had the payment not been made subject to the relevant Tax.

(b)	Borrower’s obligation to pay additional amounts pursuant to Clause 11.2(a) shall not apply to the extent that such additional amounts are the result of, with respect to the Lender, (i) income or franchise Taxes imposed on (or measured by) its net income by the United States of America, or by any laws of the jurisdiction in which the Lender is located, (ii) any branch profits Taxes imposed by the United States of America, (iii) any United States federal withholding Tax payable as a result of the Lender’s failure to comply with Clause 11.3, or (iv) due to the transfer, assignment or subparticipation of this Facility in accordance with Clause 18.

11.3	Exemptions

If the Lender is entitled to an exemption from or reduction of withholding tax under any law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement, it shall deliver to the Borrower, prior to the first Utilisation and at such other time(s) prescribed by law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by law as will permit such payments to be made without withholding or at a reduced rate.

12.	MITIGATION BY THE LENDER

12.1	Mitigation

(a)	The Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 or 10 including (but not limited to) transferring its rights and obligations under this Agreement to another Affiliate.

(b)	Paragraph (a) above does not in any way limit the obligations of the Borrower under this Agreement.

12.2	Limitation of liability

(a)	The Borrower shall indemnify the Lender for all costs and expenses reasonably incurred by the Lender as a result of steps taken by it under Clause 12.1.

(b)	The Lender is not obliged to take any steps under Clause 12.1 if, in its opinion (acting reasonably), to do so might be prejudicial to it.

13.	COSTS AND EXPENSES

The Borrower shall, within fifteen (15) Business Days of demand, pay to the Lender the amount of all loss, liability, costs and expenses (including legal fees) incurred by the Lender in connection with:

(a)	the occurrence of any Event of Default; or

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(b)	the enforcement of, or the preservation of any rights under, this Agreement.

14.	REPRESENTATIONS

The Borrower makes the representations and warranties set out in this Clause 14 to the Lender on the date of this Agreement.

14.1	Due Incorporation

The Borrower:

(a)	is a duly incorporated limited liability company validly existing under the law of its jurisdiction of incorporation; and

(b)	has the power to own its assets and carry on its business as it is being conducted.

14.2	Binding obligations

The obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and general principles of equity.

14.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its subsidiaries or any of its assets.

14.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Agreement.

14.5	Validity and admissibility in evidence

All Authorisations required or desirable:

(a)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in this Agreement to which it is a party; and

(b)	to make this Agreement admissible in evidence in its jurisdiction of incorporation,

have been obtained or effected and are in full force and effect.

14.6	Deduction of Tax

Subject to receipt by the Borrower from the Lender of the documents referred to in Clause 11.3, it is not required to make any deduction for or on account of tax from any payment it may make under this Agreement.

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14.7	No filing or stamp taxes

Under the law of its jurisdiction of incorporation it is not necessary that this Agreement be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the this Agreement or the transactions contemplated by this Agreement.

14.8	No Default

(a)	No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b)	No other event or circumstance is outstanding, which constitutes a default under any other agreement or instrument which is binding on it or any of its subsidiaries or to which its (or any of its subsidiaries’) assets are subject which might reasonably be expected to have a Material Adverse Effect.

14.9	Pari passu ranking

Its payment obligations under this Agreement rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally. In the event that a lender is permitted to and receives Security under the terms of any other Financial Indebtedness of the Borrower, the Lender shall be secured hereunder on substantially similar terms.

14.10	No proceedings pending or threatened

No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its subsidiaries.

14.11	Authorisations

Under the laws of Delaware all authorisations required on its part in the United States of America with its entry into, performance and validity and enforceability of this Agreement have been obtained or effected (as appropriate) and are in full force and effect.

14.12	No Misleading Information

(a)	Any factual information provided by the Borrower to the Lender in connection with this Agreement was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)	Nothing has occurred or been omitted from the information provided to the Lender in connection with this Agreement and no information has been given or withheld that results in the information provided being untrue or misleading in any material respect.

14.13	Compliance with Law

The Borrower has complied in all respects with all laws to which it may be subject, if failure to comply would materially impair its ability to perform its obligations under this Agreement.

14.14	Repetition

The Representations are deemed to be made by the Borrower by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

15.	GENERAL COVENANTS

The undertakings in this Clause 15 remain in force from the date of this Agreement for so long as any amount is outstanding under this Agreement.

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15.1	Authorisations

The Borrower shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Lender of,

any Authorisation required under any law or regulation of its jurisdiction of incorporation to enable it to perform its obligations under this Agreement and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of this Agreement.

15.2	Compliance with laws

The Borrower shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under this Agreement.

15.3	Negative pledge

The Borrower shall not create or permit to subsist any Security over any of its assets other than such Security as agreed between the Lender and the Borrower.

15.4	Pari Passu Ranking

The Borrower shall procure that its payment obligations under this Agreement do and will rank at least pari passu with all its other present and future unsecured and unsubordinated obligations, except for obligations mandatorily preferred by laws of general application.

15.5	No additional indebtedness

The borrower shall not incur additional indebtedness either through loans, issuing bonds, notes, debentures, loan stock or any similar instrument, except for:

a)	Bank loans or Group company loans up to USD 600,000,000.

without the express written consent of the Lender.

16.	Events of Default

Each of the events or circumstances set out in this Clause 16 is an Event of Default.

16.1	Non-payment

The Borrower does not pay on the due date any amount payable pursuant to this Agreement at the place in which it is required to be paid unless its failure to pay is caused by:

(a)	an administrative or technical error; or

(b)	a Disruption Event,

and repayment is made within two (2) Business Days of its due date.

16.2	Breach of Covenant

If there is a material breach of any of the covenants in Clause 15, which if capable of remedy, is not remedied within ten (10) Business Days of receipt of written notice from the Lender, requiring such breach to be remedied.

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16.3	Misrepresentation

Any representation or statement made or deemed to have been made by the Borrower in this Agreement or any other document delivered by or on behalf of the Borrower under or in connection with this Agreement is or proves to have been materially incorrect or misleading when made or deemed to have been made.

16.4	Cross default

(a)	Any Financial Indebtedness of the Borrower is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of the Borrower is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of the Borrower is cancelled or suspended by a creditor of the Borrower as a result of an event of default (however described).

(d)	Any creditor of the Borrower becomes entitled to declare any Financial Indebtedness of the Borrower due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this clause 16.4 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within clauses 16.4(a) to 16.4(d) above is less than one hundred million US Dollars (USD 100,000,000) (or its equivalent in any other currency or currencies).

16.5	Insolvency

(a)	The Borrower is unable or admits inability to pay its debts as they fall due, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its Financial Indebtedness.

(b)	A moratorium is declared in respect of any Financial Indebtedness of the Borrower.

16.6	Insolvency proceedings

Any corporate action, legal proceeding, filing or other procedure or step is taken in relation to:

(a)	the suspension (provisional or otherwise) of payments, a moratorium of any Financial Indebtedness, the bankruptcy, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of the Borrower or any of its assets;

(b)	the making of a general assignment for the benefit of its creditors;

(c)	the appointment of a liquidator, receiver, administrative receiver, administrator, trustee in bankruptcy, compulsory manager or other similar officer in respect of the Borrower or any of its assets; or

(d)	enforcement of any Security over any assets of the Borrower,

or any analogous procedure or step is taken in any jurisdiction.

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16.7	Creditors’ process

Any expropriation, attachment, sequestration, distress or execution either before judgment or under an execution, affecting any asset or assets of the Borrower having a book value of ten million US Dollars (USD $10,000,000) or more, excluding any such action which is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted.

16.8	Unlawfulness and Invalidity

(a)	It is or becomes unlawful for the Borrower to perform any of its material obligations under this Agreement.

(b)	Any obligation(s) of the Borrower under this Agreement is not or ceases to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lender under this Agreement.

(c)	This Agreement ceases to be in full force and effect or is alleged by either party to be ineffective.

16.9	Repudiation

The Borrower repudiates this Agreement or evidences an intention to repudiate this Agreement.

16.10	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing, the Lender may by notice to the Borrower:

(a)	cancel the Commitment whereupon it shall immediately be cancelled; and/or

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under this Agreement be immediately due and payable, whereupon they shall become immediately due and payable.

17.	TERMINATION EVENT

In the event the Group Companies dispose of their aggregate shareholding in the Borrower (whether held directly or indirectly), the Lender shall have the right to terminate the Facility by giving the Borrower forty-five (45) days’ prior written notice requiring repayment of all outstanding amounts by the end of that forty-five day period or as otherwise agreed between the Borrower and the Lender.

18.	CHANGES TO THE LENDER

The Lender may transfer, assign or sub-participate all or any part of its commitments under the Facility to a Group Company with the Borrower’s prior written consent, such consent not to be unreasonably withheld or delayed.

19.	CHANGES TO THE BORROWER

The Borrower may not assign any of its rights or transfer any of its rights or obligations under this Agreement.

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20.	PAYMENT MECHANICS

20.1	Payments to the Lender

(a)	On each date on which the Borrower is required to make a payment under this Agreement, the Borrower shall make the same available to the Lender (unless a contrary indication appears in this Agreement) for value on the due date at the time as specified by the Lender as being customary at the time for settlement of transactions in the place of payment.

(b)	Payment shall be made in US Dollars to such account with such bank as the Lender specifies.

20.2	No set-off by the Borrower

All payments to be made by the Borrower under this Agreement shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

20.3	Business Days

(a)	Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest shall be payable on the principal or Unpaid Sum at the rate payable on the original due date.

20.4	Currency of account

US Dollars are the currency of account and payment for any sum due from the Borrower under this Agreement.

21.	SET-OFF

The Lender may set off any matured obligation due from the Borrower under this Agreement against any matured obligation owed by the Lender to the Borrower, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

22.	NOTICES

22.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by e-mail or letter.

22.2	Addresses

The address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a)	in the case of the Borrower, that identified with its name below;

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(b)	in the case of the Lender, that identified with its name below, with the FACILITY UTILISATION REQUEST also being sent electronically to the following email addresses:

i.	gxsifstodealingroommailbox@SHELL.com;

ii.	gxsiftoexternalmarketsteam@SHELL.com;

or any substitute address or department or officer as the Party may notify to the other Party with not less than five (5) Business Days’ notice.

22.3	Delivery

Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address and, if a particular department or officer is specified as part of its address details provided under Clause 22.2, if addressed to that department or officer.

22.4	English language

Any communication or document to be made or delivered under or in connection with this Agreement must be in English.

23.	CALCULATIONS AND CERTIFICATES

23.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with this Agreement, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

23.2	Certificates and Determinations

Any certification or determination by the Lender of a rate or amount under this Agreement is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

23.3	Day count convention

Any interest, commission or fee accruing under this Agreement will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty (360) days or, in any case where the practice in the London interbank market differs, in accordance with that market practice.

24.	PARTIAL INVALIDITY

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

25.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

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26.	AMENDMENTS

No variation or amendment of this Agreement or the obligations of the Borrower hereunder shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

27.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

28.	GOVERNING LAW

This Agreement shall be governed by the laws of the state of New York.

29.	EFFECTIVE DATE

This Agreement shall come into effect on the date hereof.

(Signature Page Follows)

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This Agreement has been entered into as of the date stated at the beginning of this Agreement.

Signed by:

SHELL MIDSTREAM PARTNERS, L.P C/O Shell Midstream Partners GP LLC 910 Louisiana Street Houston, Texas 77002 Facsimile: 832 337 3525 Attention: Treasurer

By:	SHELL MIDSTREAM PARTNERS GP LLC Its General partner

By:	/s/ Susan M. Ward
Name:	Susan M. Ward
Title:	Vice President and Chief Financial Officer

Signed by:

SHELL TREASURY CENTER (WEST) INC. Facsimile: 832-337-0025 Attention: Treasurer

By:	/s/ Eric Moses
Name:	Eric Moses
Title:	Treasurer

Signature Page to Working Capital Facility Agreement

SCHEDULE 1

Notice

Utilisation Request

From: SHELL MIDSTREAM PARTNERS, L.P

To: Shell Treasury Center (West) Inc

Dated:

Dear Sirs

SHELL MIDSTREAM PARTNERS 364-DAY CREDIT FACILITY AGREEMENT

DATED AS OF November 11, 2015

(the “Agreement”)

1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[ ]	(or, if that is not a Business Day, the next Business Day)

Amount:	[ ]

Proposed Loan Repayment Date:	[ ]

3.	We confirm that each condition specified in Clause 4 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan should be credited to [account].

5.	This Utilisation Request is irrevocable.

Sincerely,

Authorised signatory for SHELL MIDSTREAM PARTNERS, L.P

SCHEDULE 1

Schedule 2

Form of Commitment Increase Agreement

This Commitment Increase Agreement dated as of [*], 2015 (this “Agreement”) is by and between (1) SHELL MIDSTREAM PARTNERS, L.P (the “Borrower”); and (2) SHELL TREASURY CENTER (WEST) INC. (the “Lender”) under that certain 364-Day Revolving Credit Facility dated as of June 29, 2015 and effective as of June 30, 2015 (as amended, restated, supplemented or otherwise modified from time to time, the “364-Day Facility”) by and between the Borrower and the Lender. Capitalized terms that are defined in the Credit Agreement and not defined herein are used herein as therein defined.

PRELIMINARY STATEMENTS

A. Pursuant to Clause 2.2 of the 364-Day Facility, Borrower has the right, subject to the terms and conditions thereof, to effectuate from time to time an increase in the total Commitment under the Credit Agreement by agreeing with Lender to do so.

B. Borrower has given notice to Lender of its intention to increase the Commitment pursuant to such Clause 2.2 from $* to $*, and Lender is willing to agree thereto.

AGREEMENT

Accordingly, the parties hereto agree as follows:

1.0 Increase of Commitment. Pursuant to Section 2.2 of the 364-Day Facility, the Commitment is hereby increased by $* (the “Commitment Increase”) from $* to $*.

2.0 Representation and Warranties of Borrower. Borrower represents and warrants as follows:

(a) The execution, delivery and performance by Borrower of this Agreement are within Borrower’s limited partnership powers, have been duly authorized by all necessary limited partnership action and do not (i) violate the Company’s organizational documents or (ii) result in a breach of, or default under, any existing obligation of the Company under any indenture, loan agreement or other similar material agreement or instrument binding on the Company.

(b) No authorization, consent or approval of any Governmental Authority is required to be obtained or made by the Company as a condition to its valid execution, delivery and performance of this Agreement.

(c) This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and equitable principles of general applicability.

(d) No Default, Event of Default or Material Adverse Effect has occurred and is continuing.

3.0 Effectiveness. This Agreement shall become effective upon the receipt by Lender of the following:

(a) counterparts of, or telecopied or otherwise electronically transmitted, signature pages of, this Agreement executed by Borrower;

(b) payment by Borrower of an increase issuance fee equal to the product of the Commitment Increase times 9 basis points (.09%); and

(c) resolutions of Borrower authorizing the increase in the Commitment contemplated hereby and,

SCHEDULE 2

(d) if requested by Lender, any other conditions to the effectiveness of this Agreement, including, without limitation, legal opinions of counsel to Borrower, in each case in form and substance reasonably satisfactory to Lender.

4.0 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to any change of law provision that would require the application of the law of another jurisdiction.

5.0 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts and may be delivered in original or facsimile or other electronic form, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

This Agreement has been entered into as of the date stated at the beginning of this Agreement.

SHELL MIDSTREAM PARTNERS, L.P

By:	SHELL MIDSTREAM PARTNERS GP LLC Its General partner

By:
Name: Susan M. Ward Title: Vice President and Chief Financial Officer

SHELL TREASURY CENTER (WEST) INC.

By:
Name: Eric Moses Title: Treasurer

SCHEDULE 2